Weyerhaeuser

NOTICE OF THE 2026 ANNUAL MEETING & PROXY STATEMENT

Forward-Looking Statements

This proxy statement contains statements concerning the company's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and reference or suggest the anticipated occurrence of events or accomplishments in the future. These forward-looking statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those set forth in our 2025 Annual Report on Form 10-K, as well as those set forth from time to time in our other public statements, reports, registration statements, prospectuses, information statements and other filings with the SEC. It is not possible to predict or identify all risks and uncertainties that might affect the accuracy of our forward-looking statements and, consequently, our descriptions of such risks and uncertainties should not be considered exhaustive. There is no guarantee that any of the events anticipated by these forward-looking statements will occur, and if any of the events do occur, there is no guarantee what effect they will have on the company's business, results of operations, cash flows, financial condition and future prospects. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.



Dear Shareholders

We are pleased to invite you to attend our company's annual meeting of shareholders. We are entering a period of great opportunity for our company. In 2025, we achieved multi-year targets we established in 2021 and launched a new, transformative company-wide strategy to accelerate growth through 2030 — putting us in a position to further build on our legacy as a global leader in sustainable forestry, land management and wood products manufacturing.

This past year, we strengthened the value of our unmatched timberlands portfolio, broke ground on our new TimberStrand® engineered wood products facility in Arkansas, increased our dividend and returned $766 million in cash to shareholders. We also expanded our Climate Solutions offerings with a new biocarbon business and additional forest carbon credit issuances and continued to enhance our strong ESG foundation. These accomplishments were delivered against extremely challenging market conditions and underscore the resilience of our people, the strength of our portfolio and the durability of our capital allocation framework across market cycles. We look forward to sharing more performance highlights and covering other business matters at the annual meeting.

Whether or not you plan to attend the virtual annual meeting, your vote is important, and we urge you to share your voice and vote as soon as possible.

On behalf of your board of directors, thank you for your continued ownership and support of Weyerhaeuser.

Sincerely,

> " **We continue to build on our legacy as a global leader in sustainable forestry and wood products manufacturing**

Rick R. Holley
Chairman of the Board

Devin W. Stockfish
President and Chief Executive Officer

Table of Contents

Notice of the 2026 Annual Meeting of Shareholders	1
Proxy Voting Roadmap	2
2025 Highlights	4
Environmental Stewardship and Social Responsibility	5
Environmental Stewardship	5
Social Responsibility	6
Corporate Governance	8
10 of Our 11 Directors Are Independent	8
Our Board Chair and Chief Executive Officer Roles Are Separate	8
Our Board Committees	9
How We Oversee and Manage Risk	10
We Require Board Pre-Approval of Any Related Party Transactions	11
The Board's Role in Ensuring Leadership Continuity	12
How We Determine the Board's Composition	12
Ensuring the Board Functions Well	13
We Are Accountable to Our Shareholders	14
We Maintain and Live by Our Code of Ethics	15
How You Can Communicate with Our Board	15
Item 1. Election of Directors	**16**
Nominees for Election	16
Board and Committee Meetings in 2025	22
Director Compensation	22
Annual Shareholder Meeting Attendance	23
Item 2. Approve, on an Advisory Basis, Compensation of the Named Executive Officers	**24**
Compensation Committee Report	24
Executive Compensation	25
Compensation Discussion and Analysis	25
Executive Summary	25
Compensation Philosophy and Principles	27
Compensation Program Design	30
Other Factors Affecting Compensation	38
Compensation-Related Governance Policies and Practices	39
Compensation Tables	40
Summary Compensation Table	40
Grants of Plan-Based Awards for 2025	42
Outstanding Equity Awards at 2025 Fiscal Year End	43
Option Exercises and Stock Vested in 2025	44
Pension Benefits	44
Nonqualified Deferred Compensation	45
Potential Payments Upon Termination or Change of Control	46
Compensation Committee Interlocks and Insider Participation	50
Risk Analysis of Our Compensation Programs	50
CEO Pay Ratio	50
Pay Versus Performance	51
Pay Versus Performance Table	51
Table of Financial Performance Measures	52
Description of Relationships Between Compensation Actually Paid and Specified Financial Measures	53
Item 3. Ratify Appointment of the Independent Auditors	**54**
Audit Committee Report	56
Stock Information	57
Beneficial Ownership of Common Shares	57
Equity Compensation Plan Information	58
Future Shareholder Proposals	59
Shareholder Recommendations and Nominations of Directors	59
Communicating with the Corporate Secretary	60
Voting Matters	60
Other Matters	61
Appendix A	A-1

Notice of the 2026 Annual Meeting of Shareholders

How to Attend

Meeting Date & Time
May 15, 2026
8 a.m. (Pacific)

Virtual Meeting
(Audio Webcast)
www.virtualshareholder
meeting.com/WY2026

Record Date
March 17, 2026

How to Vote



Online
Visit www.proxyvote.com
or scan the QR code on
your proxy card using your
smartphone and follow the
instructions



By phone
1-800-690-6903



By mail
Follow the instructions on
your proxy card or voting
instructions form

Items of Business

			Board Recommendation
1	**Election of Directors** *See page 16*	✅	**FOR** *Each nominee*
2	**Approve, on an Advisory Basis, Compensation of the Named Executive Officers** *See page 24*	✅	**FOR**
3	**Ratify Appointment of the Independent Auditors** *See page 54*	✅	**FOR**

Proxy Materials

On or about April 1, 2026, we began distributing to each shareholder entitled to vote at the annual meeting either (i) a Notice of Internet Availability of Proxy Materials; or (ii) our proxy statement, a proxy card and our 2025 Annual Report to Shareholders and Form 10-K. The Notice of Internet Availability of Proxy Materials contains instructions about how to electronically access our proxy statement and our 2025 Annual Report to Shareholders and Form 10-K, how to vote and how to receive a paper copy of our proxy materials by mail, if desired.

Attending the Virtual Annual Meeting

There will be no physical location for the annual meeting. Shareholders may attend, vote and ask questions at the meeting only by logging in at www.virtualshareholdermeeting.com/WY2026 using their unique control number included on their proxy card or their Notice of Internet Availability of Proxy Materials. Our virtual meeting format allows shareholders to attend and participate in our annual meetings regardless of their location, and it eliminates the time, cost and environmental impacts associated with traveling to one physical meeting location. Our meeting platform is structured to provide shareholders with the same opportunities to vote and ask questions of management, the board and our independent auditors as they would have if the meeting were conducted in person.

How to Vote

Your vote is important. Shareholders who are owners of record of Weyerhaeuser common shares at the close of business on March 17, 2026, the record date, or their legal proxy holders, are entitled to vote at the annual meeting. Whether or not you expect to attend the virtual annual meeting, we urge you to vote as soon as possible by one of the methods in the box on the left. You may also cast your vote at the virtual annual meeting.

If you are a beneficial owner of shares held through a broker, bank or other holder of record, you must follow the voting instructions you receive from the holder of record to vote your shares. For more information on how to vote your shares, please refer to *Voting Matters — Options for Casting Your Vote* on page 61.

Kristy Harlan

Kristy T. Harlan
Senior Vice President, General Counsel and Corporate Secretary
April 1, 2026

IMPORTANT NOTICE

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 15, 2026: Our Proxy Statement and our Annual Report to Shareholders are available free of charge at www.proxyvote.com.

Proxy Voting Roadmap

Item 1. Election of Directors

We ask that you vote for each of the following 11 nominees

We maintain an appropriate balance of skills and backgrounds to provide sound guidance over the company's business.

	CEO-Level Leadership	Timber, Land Mgmt. or Real Estate	Capital-Intensive or Manufacturing Industry	Government, Regulatory or Legal	Environment, Nature or Climate Strategy	Finance & Capital Markets	International Business	Risk Management	Human Capital Management	Technology, AI or Cybersecurity Oversight	Gender/Racial Diversity
Rick Beckwitt, 66	●	●	●	●	●	●	●	●	●		
Mark A. Emmert, 73	●			●			●	●	●		
Rick R. Holley, 74	●	●	●	●		●	●	●	●		
Sara Grootwassink Lewis, 58		●	●	●		●	●	●	●	●	●
Deidra C. Merriwether, 57		●	●	●	●	●	●	●	●		●
Al Monaco, 66	●	●	●	●	●	●	●	●	●	●	
James C. O'Rourke, 65	●		●	●	●	●	●	●	●		
Nicole W. Piasecki, 63		●	●	●			●	●	●	●	●
Lawrence A. Selzer, 66	●	●		●	●				●		
Devin W. Stockfish, 52	●	●	●	●	●	●	●	●	●		
Kim Williams, 70		●	●			●	●	●	●		●



Independence
91% Independent
- ● Independent
- ● Not Independent

Average Tenure
10.35 Years
- ● 0-5 Years
- ● 6-10 Years
- ● 11+ Years

Average Age
65 Years
- ● 50s
- ● 60s
- ● 70s

Diversity
36% Diverse
- ● Female
- ● African American
- ● Not Racially or Gender Diverse

Item 2. Approve Named Executive Officer Compensation

We are seeking your approval, on an advisory basis, of our Named Executive Officer Compensation

The primary goals of our executive compensation program are to attract and keep the best people and to align their pay with the creation of shareholder value through a strong pay-for-performance model. The Compensation Committee believes that our compensation program is working effectively.

Objective	Key Compensation Practices
 Offer competitive pay opportunity to attract and retain top talent	• We target compensation within range of market median • An independent compensation consultant, Frederic W. Cook & Co., Inc. (''FW Cook''), advises the Compensation Committee regarding best and competitive pay practices
 Emphasize pay-for-performance that drives superior financial results and value creation	• A significant portion of our executive pay is performance based • We evaluate performance against rigorous preset goals • When appropriate, we exercise negative discretion to reduce incentive cash compensation otherwise payable
 Provide strong alignment with the interests of our shareholders	• Equity constitutes a significant portion of our executive pay • Performance share unit (''PSU'') awards are tied to three-year relative total shareholder return (''TSR'') • Caps on PSU payouts, including when TSR is negative • Share ownership requirements of 6x base salary for CEO and 3x base salary for other executives
 Mitigate unnecessary and excessive risk-taking	• No employment agreements or guaranteed bonuses • Compensation recovery and anti-hedging and anti-pledging policies • ''Double trigger'' acceleration of change of control benefits • Limited executive perquisites; no tax gross-ups for ''golden parachute'' excise taxes



Say-on-Pay Support:
94% in 2025
94% in 2024



CEO Compensation:
75% Equity
61% Performance Based



Annual Incentive Plan:
Includes
Sustainability Goals

Item 3. Ratify Appointment of the Independent Auditors

We ask that you review and ratify with your vote the appointment of KPMG LLP for 2026

The Audit Committee annually evaluates the performance of KPMG LLP (''KPMG'') and has determined that appointing KPMG to perform audit services for the company in 2026 is in the company's and shareholders' best interests. KPMG is a prominent national audit firm that has significant experience in the forest and wood products industry. The firm provides minimal non-audit services to the company, which bolsters its independence.

2025 Highlights

Our performance in 2025 reflects solid execution against an extremely challenging market environment. Despite market-related headwinds, we continued to demonstrate the strength of our integrated portfolio and the durability of our capital allocation framework across market cycles. This past year, we delivered on the ambitious targets we established at our 2021 Investor Day. Notably, in 2025, we meaningfully enhanced the quality and value of our timberlands portfolio, exceeded the multi-year growth target for our Climate Solutions business, captured $92 million in operational excellence improvements and returned $766 million in total cash to shareholders. Despite significant headwinds, we generated full-year net earnings of $324 million, Adjusted EBITDA of approximately $1.0 billion*, net cash from operations of $562 million and Adjusted FAD of $397 million*.

In December 2025, we announced a transformational, portfolio-wide strategy to catalyze growth, further strengthen our competitive position and maximize our cash generation capabilities. This growth plan builds on our strong foundation and competitive advantages to drive $1.5 billion of incremental Adjusted EBITDA by 2030**, measured against a 2024 baseline, and positions Weyerhaeuser to deliver industry-leading total shareholder returns.

$766M	**5%**	**$469M**	**$100M**
in total cash returned to shareholders based on 2025 results and actions	increase to quarterly base dividend in 2025 to $0.21 per share	of timberlands acquired in 2025 primarily with proceeds from timberlands divestitures	Climate Solutions goal exceeded with $102M in operating income and $119M* in Adjusted EBITDA in 2025

Further Optimized our Timberlands Portfolio

- Enhanced the quality and value of our timberlands through a series of strategic and capital-efficient transactions. Including acquisitions completed in 2025, we achieved the multi-year timberlands growth target we announced in 2021 – and as of first quarter 2026, we have offset a significant portion of our acquisitions with divestitures of non-core timberlands.

- Completed acquisitions in 2025 include 117 thousand acres of timberlands in North Carolina and Virginia for $364 million and 10 thousand acres in Washington for $95 million.

- Completed divestitures in 2025 include 28 thousand acres of timberlands in Oregon for $190 million and 86 thousand acres in Alabama and Georgia for $216 million, along with another 108 thousand acres in Virginia sold in first quarter 2026.

Advanced Climate Solutions Business

- Our Climate Solutions business generated operating income of $102 million and $119 million of Adjusted EBITDA*, a 42 percent increase over 2024, exceeding our goal to reach $100 million of Adjusted EBITDA by year-end 2025**.

- Launched new biocarbon business through a partnership with Aymium, a global leader in biocarbon technology, to produce and sell up to 1.5 million tons of sustainable biocarbon annually for use in metals production, by 2030. We are in the process of advancing the first biocarbon facility adjacent to our lumber mill in McComb, Mississippi.

- Advanced several forest carbon projects, issued approximately 630 thousand new credits and monetized 120 thousand credits in the voluntary market.

- Commenced operations on a new wind site in Maine and began construction of three new solar development projects.

Enhanced Sustainability Foundation

- Implemented a multi-year improvement plan to strengthen our safety system, including revamped tools, training and resources in alignment with a 2024 external review.

- Launched third THRIVE community in Buckhannon, West Virginia, as part of our commitment to invest a total of $5 million across five of our rural operating communities, and advanced work in our first two communities in Zwolle, Louisiana and Raymond, Washington.

- More than 1,300 employees participated in our virtual and classroom development programs and trainings in 2025.

- Maintained leadership position with ESG ratings and indices, including receiving an AA rating from MSCI ESG for the fourth year in a row.

See Appendix A for a definition and explanation of these non-GAAP measures, a full reconciliation of each measure to the most directly comparable GAAP measure and a brief discussion of why we use these non-GAAP measures.

**We have not provided a reconciliation of forward-looking Adjusted EBITDA goals to their most comparable GAAP measures because Adjusted EBITDA excludes the impact of certain items, which are described in Appendix A, and management cannot estimate the impact these items will have without unreasonable effort.*

Environmental Stewardship and Social Responsibility

Sustainability is one of the core values of our company and has been fundamental to our operations for more than 100 years. We have spent decades building a strong foundation characterized by excellence in environmental stewardship, social responsibility and corporate governance. Our board provides oversight and direction on our sustainability strategy and ESG goals. Management reports to the board on these matters on a regular basis, and the board annually reviews our performance and progress.

Environmental Stewardship

Everything we do in our forests and our manufacturing operations considers the long-term view. From a business perspective, we ensure our forests continue to provide a sustainable supply of wood fiber now and in the future, while also enhancing and protecting the many additional benefits they provide, such as clean water, clean air and critical areas for biodiversity. In our manufacturing operations, we focus on efficient use of raw materials and responsible environmental management of our sites. These priorities are also reflected in our annual incentive compensation plan goals.

We are proud of our stellar performance in environmental stewardship and are firmly committed to ongoing scientific research and partnerships to find innovative, meaningful ways to improve our practices. Through our practices, we:

- Keep the harvest and growth of our forests in balance
- Consider our nature-related dependencies, impacts, risks and opportunities in our business operations
- Preserve valuable wildlife habitat and protect biodiversity
- Verify our practices through externally validated certification programs

- Sequester carbon in our sustainably managed forests and store it in the wood products we make
- Manage our environmental footprint and reduce the risk of negative environmental impacts
- Contribute to clean water and improve air quality
- Reduce the likelihood and magnitude of forest fires

Minimizing Our Environmental Footprint

We meet or exceed rigorous environmental standards in all areas where we operate, and we constantly strive to improve the efficiency of our operations. We focus on increasing energy and resource efficiency, reducing greenhouse gas emissions, conserving natural resources and protecting biodiversity on the lands where we source wood, and offering products with superior sustainability attributes to meet our customers' needs. We set measurable sustainability goals aligned with our business strategy and regularly evaluate our progress. We are committed to continuously improving our sustainability practices based on sound science and innovation. We actively monitor environmental conditions that could affect our assets and operations and partner with and support local, regional, national and global nonprofit organizations, research institutes, universities and government agencies on research efforts and projects.

Demonstrating our Positive Climate Impact

We are proud to lead our industry in demonstrating the positive climate impact of working forests and wood products. Since 2021, we have provided a comprehensive accounting of our carbon inventory — that is, how much carbon dioxide we emit and remove from the atmosphere each year through our forests and operations — in our annual, award-winning *Carbon Record*. Compiling this information is no small task and involves closely tracking a range of data, including the electricity and fossil fuel we use at our manufacturing sites, the fertilizer we apply to our timberlands, the fuel used by our logging trucks and the refrigerants needed to keep our seedlings cool. Our team came up with groundbreaking ways to quantify the amount of carbon removed by our forests. Our *Carbon Record* is one facet of our ongoing leadership, which also includes supporting the growth of the overall climate solutions marketplace and piloting guidance from the Taskforce for Corporate Action Transparency to help simplify today's carbon accounting challenges.

Recognizing our Connections to Nature

Nature is crucial to the longevity of our business and our bottom line, creating both risks and opportunities now and in the future. Our *Nature Perspective* is a comprehensive assessment of our nature-related dependencies, impacts, risks and opportunities that informs our operations and aligns our nature-related disclosures with the recommendations of the Taskforce on Nature-related Financial Disclosures. This provides structure, guidance and vision to strengthen the way our teams consider and manage nature as a core component of our work and provides greater transparency into how we operate. Using what we learned in developing our *Nature Perspective*, we integrated nature-related risks into our company-wide Enterprise Risk Management and are working to increase awareness of the conservation and ecosystem benefits of our products and services.



99% of our wood by-products are used to create other products or to generate energy, on average

>66% of our own energy needs are met using renewable biomass, on average

100% of our wood fiber supply is certified to the Sustainable Forestry Initiative® Fiber Sourcing or Certified Sourcing standards

100% of our Timberlands are certified to the Sustainable Forestry Initiative® Forest Management Standard

Social Responsibility

We know that maintaining a talented and engaged workforce and strong relationships with the communities where we operate is critical to our long-term value creation. For us, this commitment to our people and our communities means creating a safe, diverse and inclusive work environment. It also means supporting the communities where we operate, so they can be vibrant, prosperous places to live and work. It's good for our business, and it's the right thing to do.

Ensuring a Safe and Healthy Work Environment

The most fundamental characteristic of our culture at Weyerhaeuser is our deep commitment to the safety of our people. For us, safety is a core value and comes first in everything we do. Our safety results outperform national industry safety rates and are driven by:

- Caring leaders who build our safety culture

- Engaged employees who look out for each other

- A risk-based safety system to prevent incidents by:

  - Eliminating or reducing our highest risks

  - Using standard, effective tools

  - Building and verifying safety skills

We are committed to continual improvement and do so through annual prevention-based goals, our internal Safety Council, external benchmarking, implementing new technology, replicating key learnings and enhancing our safety system and process. Our efforts have resulted in a significant and sustained reduction in the number and severity of recordable injuries over the last several decades.



Reduction in Recordable Incident Rate

3.85 — 2000
2.17 — 2025

Recordable Incident Rate ("RIR") calculated based on the number of Occupational Safety and Health Administration defined recordable injuries/illnesses that occur in 100 workers working in one year. 2025 RIR is based on information available to date.

Managing Talent To Sustain Our Business

To sustain our business over time, we need to excel at attracting, engaging, developing and retaining talented people at all levels of the company. To achieve this, we spend significant time and resources on recruiting, onboarding, training, coaching, leadership development, career planning and succession planning. We also take steps to ensure our pay and benefits offerings are competitive and our workplace culture is inclusive and rewarding.



90% of our employees agree we always put safety first

89% of our employees agree they get the training they need to do their jobs well

88% of our employees agree they get enough opportunities to do challenging work

Attracting Top Talent

When we can attract top talent from our own and other industries, it's a competitive advantage. We are intensely focused on building strong external talent pipelines that align to our workforce plans, building relationships with faculty and students at strategic universities and technical schools, partnering with third-party workforce development organizations and making our onboarding experience positive and meaningful so new hires remain excited about the choice they made to join our team.

Training & Career Planning

Talented people are always eager to grow, and we provide many ways for our employees to develop and thrive throughout their careers. These include three signature leadership development programs, various role-specific technical courses, a comprehensive online training catalog, many virtual training opportunities, access to a mentor-finding app and a robust annual career-planning process that includes resource toolkits for both employees and leaders.

Talent Assessment & Succession Planning

To ensure we are intentionally growing a strong pipeline of future leaders, and in addition to delivering leadership training, we use common leadership competencies to help leaders identify their strengths and improve their gaps, conduct rigorous internal talent assessment and succession planning sessions and regularly review our policies, tools and programs to drive continuous improvement over time.



300+
leaders participated in our leadership development programs in 2025

85%
of our employees agree their manager has worked to build trust with them

86%
of our employees agree our workplace is inclusive

Inclusive and Engaging Culture

We know our strong workplace culture is one reason many people join our company and choose to stay. We are intentional about the kind of culture we are trying to build, and each year we focus on maintaining what is great and improving what could be better. Our values — safety, integrity, citizenship, sustainability and inclusion — form the core of our culture, and we take specific steps to nurture each one and measure our progress. This includes actions such as surveying employee perception of our safety program, rolling out training on ethical business conduct, conducting company-wide citizenship events, educating employees about our sustainability activities and promoting inclusive leadership behaviors and psychological safety on our teams.

Helping Our Communities Be Thriving Places To Work and Live

We are actively engaged in the communities where we operate, providing support through charitable giving and volunteer hours. Among our efforts, we support two signature programs focused on creating thriving rural communities as part of our 3 by 30 Sustainability Ambitions.

THRIVE: A commitment to invest $5 million across five of our operating communities that are most in need of extra support. Our goal is to invest $1 million in each community over the course of several years, and we are working with innovative partners, including businesses, nonprofits and governments, to further support these areas through grants and other types of funding and local engagement. In 2025, we launched our third THRIVE community effort in Buckhannon, West Virginia.

Learn Local, Earn Local: We are advancing new partnerships with schools, nonprofits and critical-skill-building programs with corporate funding to further youth education and workforce development opportunities at both the local and national level.



In 2025, we gave $5.9 million in charitable grants, partnerships, matching gifts, research support and in-kind giving in our communities.



In 2025, our people volunteered over 24,000 hours of their time to causes they care about.

Corporate Governance

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our company. Our governance framework is built on a foundation of written policies and guidelines, which we modify and enhance on a continuous basis to reflect best practices and feedback from our shareholders. Our Corporate Governance Guidelines and other key governance policies and documents are available on our website at investor.weyerhaeuser.com/policies-documents.

10 of Our 11 Directors Are Independent

Our Corporate Governance Guidelines and the listing requirements of the New York Stock Exchange (''NYSE'') each require that a majority of the board be comprised of ''independent'' directors, as defined from time to time by NYSE standards and Securities and Exchange Commission (''SEC'') requirements. A director may be determined to be independent only if the board has concluded that he or she has no direct or indirect material relationship with the company that would negatively impact his or her independence. To evaluate the materiality of any such relationship, the board has adopted the NYSE's categorical independence standards for director independence.

After considering the Governance and Corporate Responsibility Committee's report and recommendation, the board affirmatively determined that, other than Mr. Stockfish, each of the company's current directors, each nominee for director and each director who served on the board in 2025 is independent in accordance with applicable NYSE and SEC independence rules and requirements. The board determined that Mr. Stockfish is not independent because he is the president and chief executive officer of the company.

Our Board Chair and Chief Executive Officer Roles Are Separate

The board of directors is authorized under the company's bylaws to appoint the board chair and the chief executive officer and to determine whether these positions are to be filled by the same person or by two individuals. Presently, the positions of board chair and chief executive officer are separate. The chief executive officer is responsible for the strategic direction and day-to-day leadership and performance of the company. The independent nonexecutive chair of the board provides oversight, direction and leadership to the board. The nonexecutive chair also performs the following duties:

- In consultation with the chief executive officer, sets the agenda for meetings of the board

- Presides over meetings of the full board, nonexecutive sessions of the board and shareholder meetings

- Facilitates communication among our directors and between management and the board

- Provides input to the Governance and Corporate Responsibility Committee and Compensation Committee, as appropriate, with respect to the composition and design of our board, our annual board self-evaluation process and the performance evaluation process for our chief executive officer

- As necessary or appropriate, represents the board in communicating with our shareholders and other external stakeholders

The board believes that its current leadership structure, with Mr. Holley serving as the nonexecutive independent board chair and Mr. Stockfish serving as a director and chief executive officer, provides effective oversight and monitoring of the company's management. If in the board's judgement it is prudent to combine the positions of board chair and chief executive officer, then the company's Corporate Governance Guidelines require that the board appoint an independent lead director to fulfill some, but not all, of the duties that would be performed by an independent nonexecutive chair. Among the most important of these duties would be to lead the regularly scheduled executive sessions of the independent directors of the board, which are required by our Corporate Governance Guidelines to be held (regardless of the board leadership structure in place) to provide a separate forum for the independent directors to have candid discussions.

Our Board Committees

The board's primary committees are the Audit, Compensation, and Governance and Corporate Responsibility Committees. The board of directors has determined that these committees are comprised exclusively of independent directors and, in the case of the Audit Committee and Compensation Committee, include members who meet the enhanced independence requirements of the SEC and the NYSE for service on those committees. The board has also determined that Sara Grootwassink Lewis, Deidra C. Merriwether and Kim Williams each qualify as an ''audit committee financial expert'' as that term is defined by SEC rules and that each member of the Audit Committee meets the requirements for financial literacy under the NYSE listing rules. The board also has an Executive Committee, which is authorized to act for the board. Each committee is governed by a written charter, a copy of which can be found on the company's website at investor.weyerhaeuser.com/committee-charters-and-composition.

Audit Committee

Current Members

➢ **Sara Grootwassink Lewis (Chair)**

● Deidra C. Merriwether

● Lawrence A. Selzer

● Kim Williams

The Audit Committee met seven times during 2025.

All committee members meet enhanced independence standards for audit committees and are *financially literate* under NYSE listing rules. Three members are *audit committee financial experts* as defined by SEC rules.

Key Responsibilities:

● Oversees the integrity of the company's accounting and financial reporting practices and internal controls over financial reporting and disclosure controls and procedures

● Oversees the appointment, compensation and engagement of the company's independent auditor, including pre-approving all audit and (if any) non-audit services to be performed by the company's independent auditor and all related fees

● Discusses with management, internal audit and the independent auditor the company's policies and practices relating to assessing and managing risk, including the risk of fraud

● Oversees the company's internal audit function

● Oversees compliance with legal and regulatory matters that could materially affect the financial statements or internal controls over financial reporting and other compliance matters that could have a material financial impact on the company

● Establishes and maintains procedures for the receipt and retention of, and responses to, complaints regarding accounting, internal controls or auditing matters, including the anonymous submission by employees of concerns regarding questionable accounting or auditing practices

Compensation Committee

Current Members

➢ **Rick R. Holley (Chair)**

● Rick Beckwitt

● Mark A. Emmert

● Al Monaco

● James C. O'Rourke

● Nicole W. Piasecki

The Compensation Committee met five times during 2025.

All committee members meet enhanced independence standards for compensation committee membership.

Key Responsibilities:

● Ensures compensation practices are aligned with the company's objectives and are effective in attracting and retaining executive talent

● Reviews and approves the philosophy, strategy and design of the company's compensation and benefits systems

● Recommends to the board of directors the corporate goals and objectives relevant to CEO compensation, evaluates the CEO's compensation in light of performance against those goals and objectives, and recommends to the board the CEO's compensation level based on this evaluation

● Makes compensation decisions for the company's other executive officers

● Reviews and recommends to the board of directors the compensation philosophy, strategy, programs and plans regarding nonemployee director compensation

● Monitors financial effects and any risks to the company related to the company's compensation plans, programs and practices

● Appoints and oversees the independent compensation consultant and annually ensures that the consultant's work raises no conflicts of interest

Governance and Corporate Responsibility Committee	Key Responsibilities:
Current Members ➢ **Nicole W. Piasecki (Chair)** • Mark A. Emmert • Lawrence A. Selzer • Kim Williams **The Governance and Corporate Responsibility Committee met three times during 2025.** All committee members are independent.	• Oversees the company's governance structure and practices • Evaluates the composition of the board to ensure the appropriate skills, backgrounds and experiences are represented • Oversees the process for the board's evaluation of our CEO's performance as well as the board and committee self-evaluation process • Oversees the company's sustainability strategy and performance, including our approach to addressing nature and climate change impacts and opportunities • Oversees the direction of the company's environmental and safety policies and practices • Recommends to the board any changes to the company's Corporate Governance Guidelines • Oversees ethics and business conduct and coordinates with the Audit Committee regarding any ethics, business conduct or compliance matters that could have a material financial impact on the company

Executive Committee	Key Responsibilities:
Current Members ➢ **Lawrence A. Selzer (Chair)** • Rick R. Holley • Devin W. Stockfish	• Authorized to act for the board in the interval between board meetings when necessary, except to the extent limited by law, applicable stock exchange listing standards or the company's charter documents

How We Oversee and Manage Risk

The Board's Role in Risk Oversight

The board is actively involved in the oversight of risks that could affect the company. The oversight of these risks, which range from short- to long-term in nature, is conducted at the full-board level and through board committees pursuant to written charters outlining their respective duties and responsibilities. The full board retains responsibility for oversight of broad strategic and operational risks, along with risks not otherwise delegated to one of its committees. These retained risks include, for example, strategic risks related to our industry and competition, our capital structure and our financial health and operational risks such as cybersecurity, including risks related to artificial intelligence.

The board stays informed of each committee's oversight of its assigned areas of risk, which are summarized in the following section, *Summary of Board Risk Oversight*, through regular reports by each committee chair to the full board. At least one member of the Governance and Corporate Responsibility Committee serves concurrently on the Audit Committee because some of the key risks overseen by the Governance and Corporate Responsibility Committee could involve financial risk. The board and its committees also receive regular reports directly from our vice president of litigation and enterprise risk and chief compliance officer and from other officers and company personnel responsible for the management of particular company risks. To help assess the company's current and potential risks, both the board and its committees regularly call upon external advisors, including those with expertise in housing, macroeconomics, investment banking, compensation, accounting, pension asset and liability management and cybersecurity.

Generally, the level and scope of board and committee oversight does not vary with the type of any particular company risk; although risks of greater potential severity that pose more of an immediate threat to the company and its operations or financial health are discussed with the board and its committees more frequently and in more detail than other, less immediately threatening risks. The board believes that this structure and approach provide the appropriate leadership to help ensure effective risk oversight.

Summary of Board Risk Oversight

Full Board	✓ Overall accountability and general oversight
	✓ Oversees strategic risks related to industry and competition as well as capital structure and financial health
	✓ Retained risks include cybersecurity and any other risks not specifically delegated to a board committee
Audit Committee	✓ Oversees risks relating to financial reporting, as well as legal and regulatory compliance matters that may have a material impact on the company's financial statements, internal controls over financial reporting or disclosure controls
	✓ In coordination with the Governance and Corporate Responsibility Committee, oversees such other legal and regulatory compliance matters as may have a material financial effect on the company
	✓ Meets regularly with the company's chief financial officer, chief accounting officer, head of internal audit, internal legal counsel, KPMG and other members of management
	✓ Receives regular reports relating to matters such as the status and findings of audits being conducted by the internal and independent auditors, the status of material litigation and other contingent liabilities, and changes in accounting requirements or practices that could affect the content or presentation of the company's financial statements
	✓ Reviews any hotline or other reports concerning accounting, internal controls or auditing matters
Compensation Committee	✓ Oversees risks relating to the company's compensation and benefits systems and annually reviews policies and practices to determine whether they meet the committee's objectives for executive pay and to ensure that the company's compensation practices are not reasonably likely to have a material adverse effect on the company
	✓ Retains its own independent compensation consultant and meets regularly with management to understand the financial, human resources and shareholder implications of its compensation decisions
Governance and Corporate Responsibility Committee	✓ Oversees risks relating to board leadership and effectiveness, management and board succession planning, sustainability and environmental practices and policies (including matters relating to climate change), political activities and other public policy matters that affect the company and its stakeholders
	✓ In coordination with the Audit Committee, oversees legal and regulatory compliance matters that may have a material financial effect on the company
	✓ Works with officers of the company responsible for relevant areas of risk and keeps abreast of the company's significant risk management practices and strategies for anticipating and responding to major public policy shifts that could affect the company
	✓ Oversees the company's program for ethics and business conduct and related risks

Management's Role in Managing Risk

While the board and its committees are responsible for general risk oversight, company management is charged with managing these risks. The company has a robust strategic planning and enterprise risk management process that facilitates the identification and management of risks. This process includes identification of specific risks, ranking of the likelihood and magnitude of effect of those risks, scenario analysis, review of risk appetite and a review of mitigation plans and controls.

Our enterprise risk management team oversees our compliance and ethics program and is led by our vice president of litigation and enterprise risk and chief compliance officer, who reports to our senior vice president and general counsel and also reports to the Governance and Corporate Responsibility Committee. The team works in close coordination with our businesses; our legal, accounting, IT and internal audit groups; and our independent auditor to analyze a wide range of material risks that could affect the company, including strategic, operational, financial, reputational and other risk areas that have the potential to materially affect the company's businesses and integrates this information into strategic planning and discussions with the board of directors. Key risk areas of focus include cybersecurity, sustainability and environmental practices, safety performance and risks relating to our internal controls and procedures.

Management regularly reports to the board and its committees on the status of existing company risks and the identification of new or emerging risks. Members of the board, in turn, actively provide feedback on the company's risk management practices and, where appropriate, make suggestions concerning increased focus on one or more existing risks or consideration of new or emerging risk areas.

We Require Board Pre-Approval of Any Related Party Transactions

The board has adopted a related party transactions policy and delegated to the disinterested members of the Audit Committee the responsibility to review and approve, or deny, any presented related party transaction. A "related party transaction" is any transaction (or series of related transactions) involving the company in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. "Related persons" are directors and executive officers or members of their immediate families, shareholders who beneficially own more than 5 percent of the company's stock or a company, charitable organization or other entity in which any of these persons owns 10 percent or more of the voting equity or serves as an executive officer.

Any related person must inform the corporate secretary about a proposed related party transaction and disclose pertinent facts and circumstances. If the corporate secretary concludes it to be a related party transaction, the matter is brought to the Audit Committee for review.

- After review of the facts and circumstances, the disinterested members of the committee may approve the transaction only if the involved director's or executive's independence and the company's best interests are not adversely affected

- Transactions not previously submitted for approval shall, upon becoming known, be submitted to the committee for ratification, termination or modification of terms

- Related party transactions approved by the committee are reported to the board of directors

During 2025, no related party transactions were either approved or considered, nor are there any currently proposed related party transactions.

The Board's Role in Ensuring Leadership Continuity

Succession planning and leadership development are key priorities and responsibilities for the board and management. Formal presentations are typically made to the full board on an annual basis concerning succession for each member of our senior management team, including the CEO. These discussions involve a presentation of near- and longer-term internal succession candidates for each senior executive position, including a discussion of each candidate's qualifications and experience. The board also discusses the key focus areas in each candidate's development plan that will assist them in preparing for a senior executive role. These may include, for example, external coaching, supplemental education, special-project work or movement within the organization. A confidential procedure is also maintained for the transfer of the CEO's responsibilities in the event of an emergency or sudden incapacitation or departure.

The board is also involved in succession planning for senior executive level and other critical roles throughout the year as part of the board's regular review of the company's people and leadership development activities. The company maintains a deep bench of executive talent with a roster of ''ready now'' candidates who can step in and assume significant leadership roles when the opportunity or need is presented. The board has regular and direct exposure to these and other high-potential leadership candidates through formal board and committee presentations, as well as informal events that allow board members to directly interact with and personally assess senior executive and other key-role succession candidates.

How We Determine the Board's Composition

Assessing the Board's Present and Future Needs

Our board strives to discharge its oversight responsibilities to our shareholders with optimal effectiveness. This requires bringing together the right combination of individual board members to achieve the right mix of skills, experiences and backgrounds that are relevant to the company's business and strategies. Always with this goal in mind, the board maintains a rigorous and thoughtful process for selecting new members and planning for director succession. The Governance and Corporate Responsibility Committee considers the company's board oversight needs, both current and anticipated (for example, directors nearing our mandatory retirement age), and weighs those needs against the board's current composition. It also considers other factors such as optimal board size. The committee reports back to the board with its assessments, particularly when anticipating near- and mid-term director retirements.

Director Qualifications

Our Corporate Governance Guidelines provide that the board should encompass a diverse range of skills, experiences and backgrounds sufficient to provide sound and prudent oversight and guidance with respect to the company's operations and interests. The Corporate Governance Guidelines also provide that, at all times, a majority of the board must be comprised of ''independent directors'' as defined from time to time by law, NYSE listing standards and any specific requirements established by the board. As a baseline, each director is expected to:

- Exhibit high standards of integrity, commitment and independence of thought and judgment

- Participate in a constructive and collegial manner

- Be willing to devote sufficient time to carrying out the duties and responsibilities of a director

- Represent the long-term interests of all shareholders

Examples of desired skills and backgrounds include:

- ✓ Executive leadership
- ✓ Finance and capital markets
- ✓ Public company board experience
- ✓ Relevant industry (natural resource/commodities/housing)
- ✓ Government, regulatory or legal
- ✓ Manufacturing and capital-intensive industry

- ✓ Environmental and climate change management/strategy
- ✓ Human capital management
- ✓ Real estate and land management
- ✓ International business
- ✓ Risk management
- ✓ Technology, AI or cybersecurity oversight

In addition to targeted skill areas, the board also seeks to have a membership that has diverse perspectives as informed by diverse gender, racial, ethnic and national backgrounds.

Identifying and Evaluating Director Candidates

The Governance and Corporate Responsibility Committee is responsible for recommending director candidates to the full board in collaboration with the board chair. The committee uses a variety of methods for identifying and evaluating nominees for director on an ongoing basis. Candidates may come to the attention of the committee through current board members, third-party search firms retained to assist in identifying and evaluating possible candidates, members of senior management, shareholders or other persons. If a shareholder wishes to recommend a nominee for election to the board, the shareholder should write to the Governance and Corporate Responsibility Committee specifying the name of the nominee and the nominee's qualifications for membership on the board of directors, along with evidence of the shareholder's share ownership and the nominee's willingness to serve, if elected.

Once identified, the Governance and Corporate Responsibility Committee, or a special board committee, evaluates potential candidates in the context of the board's current and anticipated future needs. Candidate qualifications are assessed against the skills and characteristics discussed above and whether or to what extent such skills and characteristics are currently represented on the board. The committee then interviews promising candidates to further assess the candidate's qualifications and their ability to serve as a director, along with considerations of such other factors as the committee may deem prudent on a case-by-case basis. The committee then determines the best-qualified candidates based on the established criteria and recommends those candidates for appointment by the board (to fill vacancies) or for election at the next annual meeting of shareholders.

Evaluate Board Needs – Review the composition of the current board and identify any skills, experiences or backgrounds that would be beneficial to the board's effectiveness

Assess Potential Candidates – A committee of the board evaluates potential candidates, considering desired skills, experiences, backgrounds, potential conflicts of interest, and capacity to effectively serve on the board

Committee Interview and Consideration – The committee interviews and considers shortlisted candidates and recommends candidates to the full board

Full Board Engagement and Consideration – Directors engage with the recommended candidates and consider their nomination to the board

In anticipation of upcoming mandatory director retirements, the board appointed Rick Beckwitt in 2025, who was identified by a third-party search firm and nominated in accordance with the process described above. Mr. Beckwitt brings to the board deep housing industry knowledge and expertise, as well as valuable experience as an executive leader of large and complex organizations from industries that are relevant to the company's business.

Ensuring the Board Functions Well

How Our Board Members Stay Informed

It is imperative that each member of the board of directors understands our business, strategies and operating performance, as well as the broader range of risks and challenges that we face. With that in mind, our non-executive directors participate in a comprehensive onboarding and orientation process. We also encourage directors to pursue continuing director education opportunities. The company sponsors all board members with a membership in the National Association of Corporate Directors (NACD), which provides numerous educational and training programs. We also reimburse directors for the costs of other educational programs they may attend, and we maintain a repository of relevant materials that our directors may access at any time. Our directors also learn about the company and its business through participation on the board and each of its committees, where they hear presentations by members of management and third-party advisors. On an annual basis, directors travel to one of our sites for an in-person tour of operations where they participate in presentations and discussions with local employees. For 2025, this tour was conducted at our Santiam lumber mill and nearby timberlands in Oregon.

We Limit Director Service to Other Boards

The board expects that every director has sufficient time to commit to attending and being prepared to contribute at Weyerhaeuser board and committee meetings. With this in mind, our Corporate Governance Guidelines provide that a director may not serve on more than three other public company boards. If a director serves as the principal executive officer of a public company, the limit on outside board service is no more than two other public company boards. In addition, directors who serve on the Audit Committee may not serve on more than two other public company audit committees. The board may determine, on a case-by-case basis, that additional board service beyond these limits would not impair a director's ability to effectively discharge his or her duties as a director of the company.

The Board and its Committees Assess Their Effectiveness

The board is committed to assessing its own performance to identify its strengths, as well as areas in which it may improve its performance. The assessment is done through formal and informal means. A formal annual self-evaluation process, which is overseen by the Governance and Corporate Responsibility Committee, involves the completion of annual evaluations of the board and its committees, review and discussion of the results of the evaluations by both the committee and full board and consideration of action plans to address any issues. The evaluation also includes a review of year-over-year evaluation results to identify any trends and to assess whether actions taken in response to previous evaluation results have led to meaningful improvements. The board chair also solicits and gathers feedback from directors throughout the year, and this information is shared and discussed at board meetings. A key part of the self-assessment process is the board's annual determination of whether the board's membership reflects the right diversity of skills, backgrounds and characteristics necessary for its optimal functioning. Changes that have been implemented as a direct result of feedback received from directors include the addition of new board members with one or more targeted skills or backgrounds to enhance the board's composition, as well as various enhancements and supplements to board materials.



Board chair solicits and gathers feedback from directors



Annual written questionnaire is distributed



Information is confidentially gathered and summarized to encourage candor



Governance and Corporate Responsibility Committee analyzes and discusses results



Full board of directors analyzes and discusses results

We Are Accountable to Our Shareholders

We Actively Engage with Our Shareholders

We believe that maintaining regular and active dialogue with our shareholders is important for effective corporate governance as well as to our commitment to deliver sustainable, long-term value to our shareholders. We engage with our shareholders on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on our policies and practices. Direct shareholder feedback, as well as what we learn from our periodic independent investor surveys, is regularly reviewed and considered by the board and its committees and is reflected in adjustments and enhancements to our policies and practices. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

Devin Stockfish, our chief executive officer, and David Wold, our chief financial officer, frequently meet with shareholders and present at investor conferences, and our Investor Relations office engages with shareholders throughout the year on matters focused on our core businesses and performance. In addition to these shareholder engagements, our general counsel, vice president of investor relations and vice president of sustainability regularly engaged with shareholder ESG teams to provide updates on our ESG performance, including our sustainability, social, governance and compensation practices, and to solicit feedback about our programs and practices.



In 2025, we proactively reached out for engagement to holders of approximately 65 percent of our outstanding shares. In total, we engaged with approximately 170 institutional firms during the year, which hold approximately 45 percent of our outstanding shares. Among other shareholder engagement activities, we hosted shareholder representatives and other members of the investment community for an Investor Day in December 2025, where we provided a comprehensive update on our strategic growth plan, enterprise capabilities and financial targets through 2030 and an opportunity for shareholders to ask questions of management. We also engaged with proxy and other advisory firms that represent the interests of various shareholders to help us stay abreast of developing areas of shareholder focus and to solicit feedback about our programs and practices.

Shareholders Have Proxy Access Rights Under Our Bylaws

Our proxy access bylaw allows eligible shareholders to nominate candidates to the board of directors who are included in the company's proxy statement and ballot. This process for inclusion of shareholder nominees in the proxy statement is in addition to previously existing bylaw provisions that allow shareholders to nominate directors to the board without access to the company's proxy statement. For more information about the director nomination process, see *Stock Information — Shareholder Recommendations and Nominations of Directors* on page 59.

Directors Are Elected Annually by Majority Vote

Our bylaws require that directors be elected annually by a majority of the votes cast in uncontested director elections. Any incumbent director who is not reelected continues to serve as a ''holdover director'' until the earlier of 90 days after election results are certified, his or her successor's appointment by the board or his or her resignation. By company policy, each nominated incumbent director who does not receive majority vote support submits his or her resignation, and the Governance and Corporate Responsibility Committee considers relevant circumstances and factors, including without limitation, whether the resignation would cause the board or the company to be out of compliance with applicable law or stock exchange listing standards, and recommends to the board whether to accept the resignation. Holdover directors do not participate in these deliberations. The company has not had a director stand for election who did not receive majority vote support from the voting shareholders.

Shareholders Have the Right to Call Meetings

Our bylaws provide that special meetings of our shareholders may be called by shareholders representing at least 25 percent of the company's outstanding shares if certain notice and other procedural requirements are followed and if the board determines that the matters of business to be brought before the meeting are appropriate for shareholder action under applicable law.

We Maintain and Live by Our Code of Ethics

Integrity is a core value at Weyerhaeuser. We have a strong culture of ethics and integrity at every level of our company. Since our founding in 1900, we have consistently been recognized for our ethical business practices, compliance and high standards. Our Code of Ethics is currently in its tenth edition and applies to all employees and members of our board. It is an expression of our commitment and shared responsibility to conduct our business affairs ethically with stakeholders, including employees, communities, customers, suppliers, contractors and shareholders. We will satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding any reportable amendment to, or waiver from, any provision of the Code of Ethics by disclosing the nature of any such amendment or wavier on our website within four business days. No such waivers or amendments were considered or approved in 2025. The current edition of the Code of Ethics is available on our website at weyerhaeuser.com/company/values/integrity/.

How You Can Communicate with Our Board

Communications to the board of directors may be sent to Weyerhaeuser Company, Attention: Corporate Secretary, 220 Occidental Avenue South, Seattle, Washington 98104 and marked to the attention of the board or any of its committees, the independent directors as a group or one or more individual directors. Communications may also be sent by email to CorporateSecretary@weyerhaeuser.com. Communications will be processed by the Corporate Secretary before forwarding them to the addressee. Communications that are improper or not relevant to the company or its activities, or requests for basic information about the company, generally will not be forwarded to the directors.

Item 1. Election of Directors

The following eleven persons identified are nominated to be elected as directors at the 2026 annual meeting for one-year terms expiring at the 2027 annual meeting. Other than Mr. Beckwitt, who was identified by a third-party search firm and appointed to the board of directors in November 2025, all nominees were elected as directors by shareholders at the 2025 annual meeting for a one-year term expiring at the 2026 annual meeting.

Nominees for Election

Rick Beckwitt



Director Since: 2025

Age: 66

Education:
- B.A., Psychology - Claremont McKenna College

Committees:
- Compensation

Business Experience:
- Co-President and Co-CEO (2020 to 2023); CEO (2018 to 2020); President (2011 to 2018); Executive Vice President, Lennar Corporation (2006 to 2011)
- Owner and Principal, EVP Capital LP (2000 to 2003)
- President; Executive Vice President and President, Investment; Executive Vice President, Eastern Region; and Executive Vice President, D.R. Horton, Inc. (1993 to 2000)
- Mergers and acquisitions and corporate finance roles, Lehman Brothers, Inc. (1986 to 1993)

Board Experience:
- Ferguson Enterprises Inc. (2024 to present)
- Eagle Materials, Inc. (2014 to present)
- Lennar Corporation (2018 to 2023)
- Five Point Holdings, LLC (2016 to 2020)
- D.R. Horton, Inc. (1993 to 2003)

Qualifications:
- Significant executive leadership and operational experience for large, complex organizations
- Deep knowledge of homebuilding and real estate industries, including leading two of the largest homebuilding companies in the United States
- Extensive experience in corporate strategy, risk and finance, including leveraging growth opportunities and successfully managing large-scale mergers & acquisitions

Mark A. Emmert



Director Since: 2008

Age: 73

Education:
- B.A. Political Science - University of Washington
- M.P.A. and PhD Public Policy - Syracuse University

Committees:
- Compensation
- Governance and Corporate Responsibility

Business Experience:
- President, National Collegiate Athletic Association (2010 to 2023)
- President, University of Washington (2004 to 2010)
- Chancellor, Louisiana State University (1999 to 2004)
- Chancellor and Provost, University of Connecticut (1995 to 1999)
- Provost and Vice President for Academic Affairs at Montana State University (1992 to 1995)
- Faculty and administrative positions, University of Colorado (1985 to 1992)

Board Experience:
- Expeditors International of Washington, Inc. (2008 to present)
- Omnicare, Inc. (2011 to 2015)

Other Experience:
- Fellow of the American Council on Education
- Life Member of the Council on Foreign Relations
- Fellow of the National Academy of Public Administration
- Fulbright Fellow

Qualifications:
- Experienced executive leadership of large and complex educational, healthcare and athletics organizations
- Extensive background in government, public policy, international affairs and strategic planning
- Significant experience overseeing public company governance and executive compensation matters

Rick R. Holley



Director Since: 2016

Age: 74

Education:
- B.S. Accounting & Business Administration - San Jose State University
- Advanced Executive Program - Northwestern University

Committees:
- Compensation (Chair)
- Executive

Business Experience:
- President and CEO, Plum Creek Timber Company, Inc. (1994 to 2016)
- CFO, Plum Creek Timber Company, Inc. (1989 to 1994)

Board Experience:
- Avista Corporation (2011 to 2014)
- Plum Creek Timber Company, Inc. (1999 to 2016)

Other Experience:
- Former Member, the Economic Advisory Council at the Federal Reserve Bank of San Francisco
- Former Director, the National Alliance of Forest Owners and the Sustainable Forestry Initiative®

Qualifications:
- Significant executive leadership experience, having previously served as one of the longest tenured principal executive officers in the timber industry
- Extensive understanding of the company's industry and business lines and its operation as a timber REIT
- Executive and board experience in strategic planning, corporate governance, finance, government affairs, risk oversight and public company executive compensation

Sara Grootwassink Lewis



Director Since: 2016

Age: 58

Education:
- B.S. Finance - University of Illinois, Urbana-Champaign
- Certified Public Accountant, registered in Illinois
- Chartered Financial Analyst

Committees:
- Audit (Chair)

Business Experience:
- Founder and CEO, Lewis Corporate Advisors (2009 to 2018)
- Executive Vice President and CFO, Washington Real Estate Investment Trust (2002 to 2009)
- Vice President of Finance and Investor Relations, COPT Defense Properties (1999 to 2001)
- Sell-side REIT equity analyst, Johnston, Lemon & Co. (1997 to 1999)

Board Experience:
- Healthpeak Properties, Inc. (2019 to present)
- Freeport-McMoRan Inc. (2021 to present)
- PwC LLP U.S. (2024 to present)
- Sun Life Financial, Inc. (2014 to 2021); PS Business Parks, Inc. (2010 to 2019); Plum Creek Timber Company, Inc. (2013 to 2016); Adamas Pharmaceuticals, Inc. (2014 to 2016); CapitalSource Inc. (2004 to 2014)

Other Experience:
- Senior Trustee, The Brookings Institution
- Leadership Board, the U.S. Chamber of Commerce Center for Capital Markets Competitiveness
- Member, the Audit Committee Council of the Center for Audit Quality
- Board Leadership Fellow and Delegate, the Advisory Council for Risk Oversight for the NACD
- Former Member, Public Company Accounting Oversight Board Standing Advisory Group

Qualifications:
- Extensive executive, financial and real estate industry experience as a senior executive
- Twenty-two years of service on several public company boards, including publicly traded REITs, with significant experience in audit, compensation and governance matters

Deidra C. Merriwether



Director Since: 2020

Age: 57

Education:
- B.S. Chemical Engineering - North Carolina A&T State University
- M.B.A. Finance and Operations Management - Indiana University's Kelley School of Business
- Executive Accounting Program – University of Texas at Austin
- CFO Leadership Program - Harvard Business School

Committees:
- Audit

Business Experience:
- Senior Vice President and CFO (2021 to present); Senior Vice President of North American Sales & Strategic Services (2017 to 2021); Vice President of Pricing and Strategy (2015 to 2017); Vice President of Finance, Americas, (2013 to 2015), W.W. Grainger, Inc.
- Chief Operating Officer, Retail Formats; Senior Vice President and CFO, Retail Formats; Vice President of Procurement & Merger Integration; and Vice President of Kmart Real Estate Strategy, Sears Holding Corp. (2002 to 2013)
- Finance, operations and management roles with Sears, Isiah Investments, PwC LLP and Eli Lilly & Company (1991 to 2002)

Board Experience:
- Sears Canada (2007 to 2010)

Other Experience:
- Advisory Board, the North Carolina A&T State University Athletic Foundation
- Board of Trustees, Ravinia Festival
- Member, The Chicago Network and Women Corporate Directors organizations
- Former member of the Board of Directors, Ann and Robert Lurie Children's Hospital in Chicago, IL

Qualifications:
- Significant breadth and depth of executive experience in the areas of finance, sales and international supply chain management
- Extensive finance experience serving as the chief financial officer for one of the world's largest industrial supply companies, as well as having served in several other professional finance roles
- Served in several executive sales positions with significant profit and loss statement responsibilities

Al Monaco



Director Since: 2020

Age: 66

Education:
- Business Administration Diploma, Accounting - Southern Alberta Institute of Technology (Canada)
- M.B.A. Finance – University of Calgary (Canada)
- Certificate, Management - Harvard Advanced Management Program
- Chartered Professional Accountant Designation

Committees:
- Compensation

Business Experience:
- President and CEO, Enbridge Inc. (2012 to 2023)
- Executive Vice President, Natural Gas Transmission and Renewable Energy; Executive Vice President, Major Projects Execution; President, Enbridge Gas Distribution; and Senior Vice President, Corporate Planning and Development, Enbridge Inc. (2003 to 2012)

Board Experience:
- Canadian National Railway Company (2023 to present)
- Enbridge and affiliated companies/publicly traded entities (2012 to 2023)

Other Experience:
- Advisor, Pacific Canbriam Energy Limited
- Advisory Committee for Development of West Coast Oil Pipeline, Government of Alberta
- Jarislowsky Fellow, Haskayne School of Business, University of Calgary
- Former Member, American Petroleum Institute; U.S. National Petroleum Council; The Business Council of Canada; The Business Council of Alberta; The Catalyst Canada Advisory Board

Qualifications:
- Significant executive leadership experience in overseeing a large and complex North American and international energy infrastructure organization with geographically diverse and capital-intensive operations
- Extensive background in natural resources development, technology, international operations, strategic planning and human resource management
- Executive and board experience with capital markets, mergers and acquisitions, regulated businesses, government policy, environmental, social and governance matters and public company executive compensation

James C. O'Rourke



Director Since: 2023

Age: 65

Education:
- B.A.Sc Mining Engineering - University of British Columbia (Canada)
- E.M.B.A. International Finance - INSEAD (France)

Committees:
- Compensation

Business Experience:
- President and CEO (2015 to 2023); Executive Vice President, Operations, and Chief Operating Officer (2012 to 2015); and Executive Vice President, Operations (2009 to 2012), The Mosaic Company
- President, Australia Pacific for Barrick Gold Corporation (2006 to 2008)
- Various management, engineering and other roles in the mining industry in Canada and Australia

Board Experience:
- Toro Company (2012 to present)
- Rio Tinto Ltd. (2023 to present)
- The Mosaic Company (2015 to 2023)

Qualifications:
- Significant executive leadership experience in overseeing a global producer of some of the most important nutrients in agriculture
- Extensive background in commodities markets, procurement and managing international supply chains and customers, as well as deep leadership expertise in driving innovation, operational efficiency, safety and sustainability performance
- Executive and board experience with public company executive compensation and governance matters

Nicole W. Piasecki



Director Since: 2003

Age: 63

Education:
- B.S. Mechanical Engineering - Yale University
- M.B.A. Business - University of Pennsylvania

Committees:
- Governance and Corporate Responsibility (Chair)
- Compensation

Business Experience:
- Vice President and General Manager of the Propulsion Systems Division of Boeing Commercial Airplanes (2013 to 2017); Senior Vice President, Business Development and Strategic Integration, Boeing Commercial Airplanes (2010 to 2013); President of Boeing Japan (2006 to 2010); Vice President of Marketing and Business Strategy for Boeing Commercial Airplanes (2003 to 2006); and Vice President of Sales, Leasing Companies (2000 to 2003), The Boeing Company (1991 to 2000)

Board Experience:
- BWX Technologies, Inc. (2024 to present)
- BAE Systems PLC (2019 to present)
- Kymeta Corporation (2022 to present)
- Howmet Aerospace Inc. (2020 to 2023)

Other Experience:
- Director, The Stimson Center
- Former Senior Advisor, Mitsubishi Heavy Industries, Ltd. in Tokyo
- Former Member, Advisory Council of the Federal Aviation Administration
- Former Trustee, Seattle University
- Former Director, Seattle Branch of the Federal Reserve Bank
- Former Member of the Board of Governors, American Chamber of Commerce of Japan (Tokyo)

Qualifications:
- Significant executive experience in overseeing one of the largest and most complex business divisions of a leading global aircraft and air defense systems designer and manufacturer
- Extensive background in capital-intensive industries, sales and marketing, strategic planning and international operations and relations
- Considerable board experience in public company executive compensation and governance matters

Lawrence A. Selzer



Director Since: 2016

Age: 66

Education:
- B. S. Environmental Science - Wesleyan University
- M.B.A. Business – University of Virginia

Committees:
- Executive (Chair)
- Audit
- Governance and Corporate Responsibility

Business Experience:
- President and CEO, The Conservation Fund (2001 to present)

Board Experience:
- Plum Creek Timber Company, Inc. (2012 to 2016)

Other Experience:
- Director, American Bird Conservancy
- Director, Leading Harvest
- Former Trustee, Manomet, Inc.
- Former Chairman, Outdoor Foundation

Qualifications:
- Significant executive leadership experience in managing and overseeing a large, complex and geographically diverse environmental conservation organization
- Experience and expertise in the areas of conservation procurement, conservation finance, timberland acquisitions and dispositions and real estate management
- Considerable board experience in public company executive compensation and audit matters

Devin W. Stockfish



Director Since: 2019

Age: 52

Education:
- B.S. Mechanical Engineering - University of Colorado
- J.D. - Columbia University School of Law

Committees:
- Executive

Business Experience:
- President and CEO, Weyerhaeuser Company (2019 to present)
- Senior Vice President, Timberlands; Vice President, Western Timberlands; Senior Vice President, General Counsel and Corporate Secretary; Assistant General Counsel, Weyerhaeuser Company (2013 to 2019)
- Vice President and Associate General Counsel, Univar Inc. (2010 to 2013)
- Attorney, Starbucks Corporation (2007 to 2010)
- Attorney, K&L Gates LLP (2002 to 2007)
- Engineer, The Boeing Company (1996 to 1999)

Board Experience:
- Xcel Energy Inc. (2025 to present)

Other Experience:
- Board Member and former Board Chair, National Alliance of Forest Owners
- Policy Advisory Board Member, Harvard Joint Center for Housing Studies

Qualifications:
- Significant executive leadership experience in overseeing the largest and most geographically diverse integrated timber, land and forest products company in North America
- Experience and background in capital-intensive industries, mergers and acquisitions, corporate finance, legal and regulatory matters and strategic planning, as well as deep leadership expertise in driving innovation, operational efficiency, safety and sustainability performance
- Experience with public company executive compensation, governance and audit matters

Kim Williams



Director Since: 2006

Age: 70

Education:
- B.A. French and Economics - Kingston Polytechnic (UK)
- M.S. Economics - University of London (UK)

Committees:
- Audit
- Governance and Corporate Responsibility

Business Experience:
- Senior Vice President and Associate Director of Global Industry Research (2001 to 2005); Partner and various other management positions, Wellington Management Company LLP (1986 to 2001)
- Vice President, Industry Analyst, Loomis, Sayles & Co., Inc. (1982 to 1986)

Board Experience:
- E.W. Scripps Company (2008 to present)
- Xcel Energy Inc. (2009 to 2025)
- MicroVest (2007 to 2021)

Other Experience:
- Life Trustee, Concord Academy
- Member, Women's Health Leadership Council of Brigham and Women's Hospital in Boston, MA
- Trustee, The James Beard Foundation
- Former Director, Oxfam America

Qualifications:
- Significant executive experience in investment management and operations, serving as a senior executive of one of the world's leading investment asset management organizations
- Extensive understanding of the investor perspective and experience and a background in corporate finance, strategic planning and international operations
- Considerable public company board experience in audit and governance matters

Unless a shareholder instructs otherwise on the proxy card, it is intended that the shares represented by properly executed proxies will be voted ''FOR'' the foregoing nominees. The board anticipates that each of the foregoing nominees will be able to serve, but if at the time of the meeting any nominee is unable or unwilling to serve, the proxy holders may vote such shares at their discretion for a substitute nominee.

 **The board of directors recommends that shareholders vote ''FOR'' the election of each of the foregoing nominees.**

Board and Committee Meetings in 2025

The following table summarizes meeting information for the board and each of the board's committees in 2025. Directors attended 100 percent of the total meetings of the board and committees on which they served in 2025.

	Board of Directors	Audit	Compensation	Governance and Corporate Responsibility	Executive
Total Meetings in 2025	4	7	5	3	—

Director Compensation

Nonemployee Director Compensation Program for 2025

The board believes that the level of nonemployee director compensation should be based on board and committee responsibilities and be competitive with comparable companies. The board also believes that a significant portion of nonemployee director compensation should be awarded in the form of equity to align director interests with the long-term interests of shareholders. Directors who are employees of the company do not receive any compensation for their services as directors. Mr. Stockfish, therefore, does not participate in our nonemployee director compensation program.

Director compensation for 2025 included the following components:

Description of Fee	Cash or Cash Equivalent Amount ($)
Annual Retainer — Cash	120,000
Annual Retainer — Restricted Stock Units	180,000
Board Chair Retainer — Cash	80,000
Board Chair Retainer — Restricted Stock Units	85,000
Audit/Compensation Committee Chair Retainer — Cash	20,000
Governance and Corporate Responsibility Committee Chair Retainer — Cash	15,000

There are no meeting fees, and retainer fees are paid annually following the annual meeting of shareholders. Retainers for the board and committee chairs are paid in addition to the annual cash and Restricted Stock Unit ("RSU") retainers.

The Compensation Committee is responsible for annually reviewing our nonemployee director compensation practices in comparison to those of comparable companies. Our program reflects best practices, including:

- Retainer-only compensation with no fees for attending meetings, which is an expected part of board service

- Additional retainers for special roles, such as board and committee chairs, to recognize incremental time and effort involved

- Equity delivered in the form of full-value shares, with short (one-year) vesting to avoid director entrenchment

- Director stock ownership requirements of 5x the annual cash retainer (currently $600,000)

- Expense reimbursement for actual travel and other out-of-pocket expenses incurred in relation to board service

The Compensation Committee works with its independent compensation consultant, FW Cook, to ensure the program remains competitive. This review includes a competitive analysis of our nonemployee director compensation program against the practices of the companies in the peer group used for executive compensation comparisons.

The following table shows the annual compensation of our nonemployee directors for 2025.

Name	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Total ($)
Rick Beckwitt	58,868	88,298	147,166
Mark A. Emmert	120,000	179,992	299,992
Rick R. Holley	220,000	264,981	484,981
Sara Grootwassink Lewis	140,000	179,992	319,992
Deidra C. Merriwether	120,000	179,992	299,992
Al Monaco	120,000	179,992	299,992
James C. O'Rourke	120,000	179,992	299,992
Nicole W. Piasecki	135,000	179,992	314,992
Lawrence A. Selzer	120,000	179,992	299,992
Kim Williams	120,000	179,992	299,992

(1) *The amount for Ms. Lewis includes cash compensation of $20,000 for her service as chair of the Audit Committee. The amount for Ms. Piasecki includes cash compensation of $15,000 for her service as chair of the Governance and Corporate Responsibility Committee. The amount for Mr. Holley includes cash compensation of $80,000 for his service as board chair and $20,000 for his service as chair of the Compensation Committee. Mr. Beckwitt was appointed to the board on November 14, 2025, and the amount of his cash compensation was prorated based on his time of service from November 14, 2025, until the date of the 2026 annual meeting. Ms. Merriwether chose to defer her cash retainer into an interest-bearing account under the terms of our Fee Deferral Plan for Directors. Amounts deferred into an interest-bearing account, together with accrued interest, will be paid in cash following the director's termination of service.*

(2) *Amounts reflect the grant date fair value of director compensation paid in the form of RSUs or deferred stock equivalent units. The grant date fair value for all directors was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (''ASC Topic 718''). The amount for Mr. Holley includes a stock award of $85,000 for his service as board chair. The fair value for all directors other than Mr. Beckwitt was calculated based on the grant date of May 9, 2025. The fair value of Mr. Beckwitt's compensation paid in the form of RSUs was calculated based on the grant date of November 14, 2025, the date Mr. Beckwitt joined the board. Mr. Beckwitt received prorated compensation of $88,302 in RSUs based on his time of service from the date of his appointment to the board until the date of the 2026 annual meeting. The following directors chose to defer their RSUs into stock equivalent units under our Fee Deferral Plan for Directors and were credited with the following stock equivalent units: Mr. Holley — 10,083 units, and Mses. Lewis and Merriwether — 6,849 units each. Amounts deferred into stock equivalent units under the Fee Deferral Plan for Directors, together with accrued dividend equivalent units, will be paid following the director's termination of service in the form of shares of the company's common stock.*

The number of RSUs paid to directors was determined by dividing the dollar amount of the retainer equity award by the market price of Weyerhaeuser Company common stock on the date of grant and rounding it down to the nearest whole number. Directors did not receive cash payment in lieu of partial RSUs. For 2025 awards, 10,083 RSUs were granted to Mr. Holley and 6,849 RSUs to each of the other directors except for Mr. Beckwitt, who received a prorated grant of 3,964 RSUs based on his term of service, which began on November 14, 2025. The RSUs vest over one year and will be settled in shares of the company's common stock on May 9, 2026. Directors who leave the board during the one-year period receive a pro rata number of shares on the settlement date. RSUs granted to directors are credited with dividend equivalent units during the one-year vesting period. The aggregate numbers of RSUs held by the directors as of December 31, 2025, were as follows: Messrs. Emmert, Monaco, O'Rourke, Selzer and Mses. Piasecki and Williams each held 7,023 RSUs and Mr. Beckwitt held 3,999 RSUs. The aggregate numbers of stock equivalent units held by the directors as of December 31, 2025, were as follows: Mr. Emmert held 31,227 units, Mr. Holley held 83,901 units, Ms. Lewis held 71,758 units, Ms. Merriwether held 31,581 units, Ms. Piasecki held 84,822 units and Ms. Williams held 86,319 units.

Deferral Options for Cash and Equity Retainer

Directors may elect to defer all or a portion of the annual cash and equity retainer payments under the Fee Deferral Plan for Directors. A director may elect to defer the cash retainer into an interest-bearing account (with interest in accordance with the plan at 120 percent of the applicable federal long-term rate (''AFR'') as published by the IRS in January of each plan year) or to defer the cash or equity portion of the retainer into stock equivalent units. In the case of cash fees, the number of credited stock equivalent units is determined by dividing the amount of cash deferred by the market price of the company's common stock on the date such fees would have been paid. In the case of equity fees, the RSUs are deferred into an equal number of stock equivalent units. In each case, stock equivalent units are credited with dividends in the form of additional stock equivalent units during the deferral period.

Amounts deferred into cash are paid in cash, and amounts deferred into stock equivalent units are paid in company stock, in each case at the end of the deferral period, but in no event earlier than the director's separation from service to the board, in accordance with the requirements and limitations of Section 409A of the Internal Revenue Code (''IRC''). Directors subject to Canadian taxation who defer fees into stock equivalent units may elect to receive payment in the form of cash instead of company stock.

Annual Shareholder Meeting Attendance

Members of the board of directors are expected to attend the company's annual shareholder meetings, if possible. All directors serving at the time of the 2025 annual meeting attended the meeting.

Item 2. Approve, on an Advisory Basis, Compensation of the Named Executive Officers

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, and related rules of the SEC, we are asking our shareholders to indicate their support for the compensation of our named executive officers (''NEOs'') as described in this proxy statement. This annual proposal, commonly known as a Say-on-Pay proposal, gives our shareholders the opportunity to express their views on the compensation of our NEOs. Shareholders should review the entire proxy statement and, in particular for this item of business, all of the information set forth under *Executive Compensation* beginning on page 25.

This vote is not intended to address any specific item of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we ask our shareholders to vote ''FOR'' the following resolution at the 2026 annual meeting:

> ''RESOLVED, that Weyerhaeuser Company's shareholders approve, on an advisory basis, the compensation of the named executive officers as disclosed in the company's proxy statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related disclosures.''

This Say-on-Pay vote is advisory and therefore will not be binding on the company, the Compensation Committee or our board of directors. However, our board of directors and our Compensation Committee greatly value the opinions of our shareholders and will therefore carefully review and consider the voting results on this item of business as it does each year.

✓	**The board of directors recommends that shareholders vote ''FOR'' the advisory proposal to approve the compensation of our named executive officers.**

Compensation Committee Report

The Compensation Committee acts on behalf of the board of directors to establish and oversee the company's executive compensation program in a manner that serves the interests of Weyerhaeuser and its shareholders. For a discussion of the committee's policies and procedures, see *Our Board Committees — Compensation Committee* on page 9. The company's management has prepared the Compensation Discussion and Analysis included in this proxy statement. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and those discussions, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement for the company's 2026 Annual Meeting of Shareholders and incorporated by reference into the company's 2025 Annual Report on Form 10-K.

 Rick R. Holley, Chair

 Rick Beckwitt

 Mark A. Emmert

 Al Monaco

 James C. O'Rourke

 Nicole W. Piasecki

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy and practices and the material elements comprising our compensation program. It also explains the process that the Compensation Committee uses to determine compensation and benefits for our NEOs. For 2025, our NEOs are:

Named Executive Officer	Title
Devin W. Stockfish	President and Chief Executive Officer
David M. Wold	Senior Vice President and Chief Financial Officer
Paul Hossain	Senior Vice President and Chief Development Officer
Travis A. Keatley	Senior Vice President, Timberlands
Denise M. Merle	Senior Vice President and Chief Administration Officer

Executive Summary

Executive Compensation Philosophy and Practices

Our executive compensation program is designed to provide a market-competitive pay opportunity that ensures we attract and retain top talent, with pay directly linked to the achievement of short- and long-term business results. The Compensation Committee reviews our executive compensation program components, targets and payouts on an annual basis and considers feedback we receive from our shareholders to ensure that compensation is appropriately linked to performance against company strategy and aligned with the interests of our shareholders.

We achieve our objectives through an executive compensation program that:

- Offers competitive pay opportunity to attract and retain top talent
- Emphasizes pay-for-performance that drives superior financial results and value creation
- Provides strong alignment with the interests of our shareholders
- Mitigates unnecessary and excessive risk-taking

Program Structure and Practices

The structure and components of our executive compensation program provide a balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.

CEO Target Compensation Mix*


9% Base Salary
16% Annual Cash Incentive Plan
45% PSU
30% RSU
61% Performance Based

Other NEO Target Compensation Mix*


19% Base Salary
19% Annual Cash Incentive Plan
37% PSU
25% RSU
56% Performance Based

* *Percentages are approximations and reflect mathematical rounding.*

Our Leading Compensation Practices

- ✓ No employment agreements
- ✓ No tax gross-ups for ''golden parachute'' excise taxes
- ✓ Compensation recovery policy that exceeds SEC and NYSE requirements
- ✓ Annual review of compensation risks and peer compensation data
- ✓ Significant weighting of pay tied to performance-based compensation
- ✓ Modest executive perquisites limited to relocation-related benefits, executive health screening, financial planning services and, when necessary, security services
- ✓ Equity awards with multiyear vesting comprise a significant portion of total compensation

- ✓ Directors and officers are prohibited from hedging or pledging company stock
- ✓ Rigorous and measurable goal setting aligned with business strategy, including quantifiable and measurable ESG-related goals
- ✓ Robust stock ownership requirements for the CEO (6x salary) and senior vice presidents (3x salary)
- ✓ An independent compensation consultant, FW Cook, to advise the Compensation Committee
- ✓ ''Double trigger'' accelerated vesting of our long-term incentive equity awards upon a change of control
- ✓ Balanced focus on both long-term strategic and financial objectives and shorter-term business objectives

---

RIGOROUS AND MEASURABLE
ESG Goals
included in our incentive compensation

EXECUTIVE SHARE OWNERSHIP REQUIREMENTS
CEO = 6x
OTHER EXECUTIVES = 3x
of base salary

2025 Performance and Incentive Compensation Outcomes

Our business and operating results drove key performance metrics in the variable elements of our compensation program, reflecting our emphasis on pay-for-performance. For 2025, we experienced mixed results in the face of extremely challenging market conditions. While softer demand and historically low commodity pricing had an outsized negative effect on our Wood Products business, our Timberlands and Real Estate, Energy & Natural Resources ("ENR")[*] businesses delivered solid financial and operating results. We also achieved or exceeded substantially all of the targets and goals laid out in our 5-year strategic plan launched at our 2021 Investor Day and captured significant value from operational excellence improvements and innovation.

Following is a summary of how we performed against our short-term incentive goals under our Annual Incentive Plan (''AIP'') and how we performed against our long-term incentive goals under our PSU plan. For more information about these plans, see the discussion under *Short-Term Incentive Plan* beginning on page 31 and *Long-Term Incentive Compensation — Performance Share Unit Awards* beginning on page 36.

2025 Annual Incentive Plan Payout

TIMBERLANDS

$581 Million
Adjusted EBITDA
Financial Performance Metric
+
High Achieves
Controllable Business
Metrics Rating
→ **132% of Target**

REAL ESTATE, ENERGY & NATURAL RESOURCES

$411 Million
Adjusted EBITDA
Financial Performance Metric
+
High Achieves
Controllable Business
Metrics Rating
→ **172% of Target**

WOOD PRODUCTS

0.9%
RONA
Financial Performance Metric
+
Low Achieves
Controllable Business
Metrics Rating
→ **28% of Target**

---

* *Beginning in the first quarter of 2026, the Real Estate, Energy & Natural Resources segment was renamed ''Strategic Land Solutions''*

Payout of 2023 Performance Share Unit Equity Award

Three-Year TSR
Percentile
Ranking  33.3%  **66.6% of Target Performance Shares**

We Received Strong Say-on-Pay Results in 2025

Shareholders communicated overall strong support of our compensation philosophy and programs with Say-on-Pay voting results in excess of 94 percent approval in 2025. Our Compensation Committee and board of directors value the opinions of our shareholders and consider those opinions as a key input when making compensation decisions. Historically, we have received very strong shareholder support for our compensation program. In addition to our regular shareholder engagement throughout the year, to the extent we were to receive a significant vote against the compensation of our NEOs, we would engage in vigorous and timely shareholder outreach and consider our shareholders' feedback and concerns. The Compensation Committee would then evaluate whether responsive actions were necessary and implement any needed changes.

Compensation Philosophy and Principles

Competitive Pay To Attract and Retain Talent

Our executive officers, including our NEOs, are critical to our success. That is why we design our executive compensation program to attract, retain and motivate top executive talent.

Comparative Market Data

We annually review market compensation data to determine whether target compensation for our executive officers remains competitive and make adjustments when appropriate. Our market assessment includes evaluation of base salary, annual and long-term incentive opportunities and other rewards such as health benefits and retirement programs. Our philosophy is to set total target compensation and benefits within range of market median pay and benefit levels. Each component of total compensation and other benefits is intended to be consistent with market practices to help the company attract and retain talented executives.

We use comparative executive compensation data publicly available from a designated peer group of companies to help evaluate the competitiveness of our executive compensation program. We also review the competitive performance of our peers to help establish performance targets for incentive plans and to assess appropriate payout levels for performance. In addition, we review various pay surveys, including surveys of pay practices of forest products companies and comparably sized manufacturing companies, as well as general industry data for similarly sized companies. The peer group and survey data are generally reviewed separately to understand pay differences, if any, by industry or business segment and to assess whether changes in pay data from year to year reflect true market trends.

In analyzing this information, we compare the pay of individual executives if we believe the positions are sufficiently similar to make meaningful comparisons. We also consider each executive's level of responsibility, prior experience, job performance, contribution to the company's success and results achieved. The Compensation Committee exercises its judgment and does not apply formulas or assign specific mathematical weights to individual factors.

For the market assessment conducted to help the Compensation Committee set 2025 executive target pay opportunities, total target compensation for our NEOs relative to similarly situated executive officers was generally in range of the market median.

Peer Group for 2025 Compensation Opportunities

When establishing 2025 target pay opportunities for our NEOs, the Compensation Committee reviewed competitive market data in February 2025 for the following group of comparator companies:

Company	Revenue[1] ($MM)	Market Cap[2] ($MM)
Air Products & Chemicals, Inc. (APD)	$12,101	$64,500
AvalonBay Communities, Inc. (AVB)	$ 2,926	$31,247
Ball Corporation (BLL)	$13,785	$16,452
Builders FirstSource (BLDR)	$16,731	$16,449
BXP, Inc. (BXP)	$ 3,344	$11,757
Crown Castle Inc. (CCI)	$ 6,593	$39,444
Eastman Chemical Company (EMN)	$ 9,344	$10,580
Equinix, Inc. (EQIX)	$ 8,149	$90,978
Equity Residential (EQR)	$ 2,941	$27,222
International Paper Company (IP)	$18,640	$18,698
Iron Mountain Incorporated (IRM)	$ 5,988	$30,846
Nutrien Ltd (NTR)	$25,556	$22,097
Packaging Corporation of America (PKG)	$ 8,175	$20,075
PPG Industries, Inc. (PPG)	$18,030	$27,677
Public Storage (PSA)	$ 4,699	$52,435
Simon Property Group (SPG)	$ 5,909	$56,188
The Mosaic Company (MOS)	$11,456	$ 7,808
Ventas (VTR)	$ 4,797	$24,705
75th Percentile	$13,364	$37,395
50th Percentile	$ 8,162	$25,964
25th Percentile	$ 5,075	$17,014
Weyerhaeuser Company (WY)	$ 7,190	$20,453

(1)   *Four quarters of revenue closest to 2024 calendar year-end.*

(2)   *As of December 31, 2024.*

Each year, the Compensation Committee works with FW Cook, its independent compensation consultant, to review and assess the composition of the peer group and make any necessary changes to maintain the company within the group median range in terms of revenue and market capitalization. We also aim to select a peer group comprised of a roughly 50/50 mix of companies representing the Real Estate Investment Trust (''REIT'') and basic materials industries. The peer group for the 2025 compensation cycle was updated to remove WestRock Company and add Builders FirstSource (BLDR) in light of the acquisition of WestRock Company by Smurfit Kappa Group in Q2 2024. The peer group for the 2026 compensation cycle was updated to remove Nutrien Ltd and add Owens Corning (OC). Owens Corning is a building materials company closer in size to Weyerhaeuser that helps maintain the company's near-median size ranking.

Pay-for-Performance

Our compensation program is designed to reflect a strong focus on the pay-for-performance approach that drives superior financial results and value creation and strongly aligns our executives' interests with those of our shareholders. We tie pay to performance by:

- Structuring a significant portion (61 percent for the CEO, 56 percent for other NEOs) of executives' pay as performance-based compensation

- Evaluating performance against rigorous, preset performance goals

- Using performance to allocate more compensation to higher-performing businesses and employees

- Exercising negative discretion to reduce incentive compensation otherwise payable upon achievement of preset goals to adjust for negative business occurrences

Setting Challenging Goals and Evaluating Our Performance

We design our compensation program to reward the achievement of specific financial, strategic and individual performance goals. The Compensation Committee certifies achievement of our financial and controllable business metric goals, and we use an annual performance management process to assess individual performance. Both business and individual goals are established at the beginning of the year and are clear, measurable and performance based. Performance goals tend to include a broad spectrum of metrics that are aligned with our vision, including goals relating to financial and operating results, environment and sustainability, customer value delivery and safety. The Compensation Committee and the board review the CEO's performance against his goals annually.

The Compensation Committee believes that challenging performance goals, considered in the appropriate context, are the best measure of our performance. In some market conditions, the rigor of our performance goals can be accurately assessed with year-over-year absolute increases to our financial or operational excellence ("OpX") targets. However, in a commodity market facing significant downward pricing pressure, equal or lower performance targets could be as, or more, rigorous and challenging. For example, we consider harvest levels, which fluctuate from year to year, in setting targets for our AIP. One of the main reasons for these fluctuations is our commitment to sustainable forestry practices, a fundamental element of our vision and strategy. We do not make up for changes in portfolio mix by harvesting more logs. We believe that this commitment to sustainable harvest management, which requires that we limit our harvest levels to maximum sustainable yield, is aligned with our company's and our shareholders' best long-term interests. Similarly, we manage our real estate assets for long-term shareholder value and therefore consider a variety of factors in setting our annual budget for this business, including but not limited to timing relative to prevailing or expected market conditions. We also set challenging goals for our Wood Products business that are focused on reducing operating costs and improving mill reliability. This in turn enables us to continue to operate profitably in low commodity pricing markets and maintain consistent supply for our customers. Beyond operating conditions, flat or lower performance targets might also reflect the financial impact of recently sold assets or businesses. For these reasons, the Compensation Committee believes it is important to set and evaluate performance goals in an appropriate business and operating context.

Strong Alignment with Shareholders

Our compensation program is also designed to reflect a strong alignment with the interests of our shareholders, which we believe is a key component of a successful executive compensation program. We achieve this alignment by structuring our program and policies so that:

- A significant portion (75 percent for the CEO; 62 percent for other NEOs) of our executives' pay is in the form of equity compensation

- Our PSU awards, which account for 60 percent of the equity awards for our executives, are tied to a three-year relative TSR measure

- Our stock ownership requirements ensure that our executives hold a significant amount of our stock (6x salary for our CEO and 3x salary for our other executives)

Our mix of short-term (AIP) and long-term (PSUs and RSUs) incentives, with a significant portion of total compensation provided through long-term incentives, encourages executive focus on both long-term strategic and financial objectives and shorter-term business objectives without introducing excessive risk. In general, employees with more ability to directly influence overall company and business segment performance have a greater portion of their overall compensation provided through long-term incentives.



Our CEO Compensation is: 75% Equity   61% Performance Based

Mitigation of Unnecessary and Excessive Risk-Taking

In designing our executive compensation program, we aim to meet our objectives while implementing and maintaining leading practices that discourage unnecessary and excessive risk-taking. This includes:

- Balance between fixed and variable compensation

- Balance between cash and equity compensation

- Compensation recovery policy to ensure accountability

- Policy prohibiting hedging and pledging of company stock by directors and officers

- Balance between short- and long-term incentives

- Diversification of performance metrics

- Cap on bonus payments

- Robust executive stock ownership requirements (6x salary for the CEO and 3x salary for other executives)

- Independent board committee oversight and committee discretion to adjust awards downward as it deems appropriate

Compensation Program Design

Our Industry

We operate in a cyclical industry, and our profitability with respect to many of our products can fluctuate significantly based upon factors beyond our control. Among the most important of these are macroeconomic factors that affect demand, and thus market prices, for our commodity products. Consistent with our focus on long-term shareholder value, we manage our timber assets on a sustainable basis. With that in mind, we do not make short-term management decisions that could negatively affect the long-term value of our timberlands in response to temporarily challenged commodity pricing environments. Likewise, we manage our manufacturing assets so they can operate reliably and profitably even during market downturns, which in turn helps us maintain a dedicated and skilled workforce and ensure a predictable supply of products to our customers.

Our compensation program is designed to reflect the business context in which we operate. It is vitally important that we retain top talent and incentivize our senior leaders to make the right long-term value decisions for our shareholders throughout the business cycle. We accomplish this by combining short- and long-term incentives that are tied to a range of key performance indicators. These include absolute financial performance goals, as well as strategic business metrics that relate to operational excellence, sustainability practices and safety. Each year, goals are designed and set to be more challenging than prior-year goals, but at the same time we consider the market conditions and commodity pricing environments in which our businesses will operate.

Role of the Compensation Committee, Compensation Consultant and Management

Compensation Committee

The Compensation Committee oversees and administers our executive compensation program. This includes establishing performance goals for our incentive compensation plans, annually examining and approving a peer group of companies used to benchmark compensation and setting the compensation of our NEOs.

Independent Compensation Consultant

FW Cook has been engaged by the Compensation Committee to act as its compensation consultant and to advise the committee in the discharge of its responsibilities relating to our executive and board of directors compensation programs.

The Compensation Committee has sole authority from the board of directors for the appointment, compensation and oversight of FW Cook, which reports directly to the committee. FW Cook provides no services to the company other than these compensation consulting services and has no other direct or indirect business relationships with the company or any of its affiliates. The Compensation Committee has reviewed the independence of FW Cook and has concluded that FW Cook's engagement and work do not raise a conflict of interest.

Management

Our CEO and chief administration officer each play an important role in the Compensation Committee's process for determining executive compensation opportunities. For 2025, human resources executives presented to the committee specific compensation recommendations for all executive officers other than the CEO. These recommendations were developed in consultation with the chief administration officer and the CEO and were accompanied by supporting market data generated by FW Cook. The CEO also provided the committee with his general views on compensation matters and on the performance of the executive officers who report to him. Exercising its independent judgment, the committee made final decisions for 2025 executive compensation opportunities. Decisions related to the CEO's 2025 compensation opportunities were made independently by the committee in direct consultation with FW Cook and then were recommended to the board of directors for its approval. The CEO, who was also a director during 2025, did not participate in and was not present for the board's discussions to review and approve the Compensation Committee's recommendation regarding his compensation.

Compensation Components

To provide a competitive overall compensation and benefits package that is tied to creating shareholder value and supports the execution of our business strategies throughout the business cycle, we use a range of compensation components. We generally target within the range of market-median when determining the combination and the amount of each pay component but also take into account other relevant factors such as our compensation goals, the executive's experience and role in the company, and the total value of all the compensation and benefits available to the executive. The following is a summary of our 2025 executive officer compensation program:

Element	Objectives and Basis
Base salary	Provide fixed compensation commensurate with job responsibilities and experience to attract and retain executive talent
Annual cash incentives	Provide annual cash incentive opportunity to incentivize performance against key operational metrics aligned with our strategy
Long-term incentives — Performance Share Units	Provide long-term incentive opportunity to drive company performance and align executive and shareholder interests over a three-year performance period
Long-term incentives — Restricted Stock Units	Provide long-term incentive opportunity to align executive and shareholder interests and retain top executive talent through long-term equity vesting
Retirement benefits	Provide retirement benefits within range of market median
Deferred compensation benefits	Allow executives to defer the receipt of compensation and related income inclusion for income tax purposes
Medical and other benefits	Provide benefits package within range of market median

Base Salary

Base salary is the principal fixed element of executive compensation. In setting base salaries for executives, the Compensation Committee generally targets base salary to be within range of market median based on data from both the peer group companies previously described and general industry executive surveys for the applicable executive role. We also consider other factors to allow us to meet our objective of attracting and retaining top talent, such as the company's performance, relative pay among executives, the executive's individual performance and his or her experience. The Compensation Committee reviews executive salaries annually.

Following are the base salaries set by the Compensation Committee in February 2025 for our NEOs. The committee increased base salaries for NEOs other than the CEO to maintain market competitiveness.

Named Executive Officer	Base Salary Set for 2025
Devin W. Stockfish	$1,300,000
David M. Wold	$ 715,000
Paul Hossain	$ 605,000
Travis A. Keatley	$ 655,000
Denise M. Merle	$ 660,000

Short-Term Incentive Plan

Our AIP is an annual cash incentive plan designed to motivate our executive officers to drive strong financial and business unit performance and to provide a clear link between pay and performance.

Plan Mechanics

At the beginning of the year, each AIP participant, including each of our NEOs, was assigned a target bonus opportunity that reflected competitive practices in the market for similar positions. Target bonus opportunities in 2025 were 165 percent of base salary for our CEO, 110 percent of base salary for our CFO and 100 percent of base salary for the other NEOs. The maximum potential bonus that may be earned by any executive officer is 200 percent of target value. Target opportunity for the CFO was increased by 10 percent from 2024 to maintain market competitiveness.

Funding is calculated using financial performance metrics and controllable business metrics for each of the company's three business segments, with the financial performance metrics weighted 60 percent and the controllable business metrics weighted 40 percent.

Metrics in each category are discrete, measurable and rigorous and provide employees with a clear view of how business and individual performances affect compensation. Funding based on the financial performance and controllable business metrics ranges from 0 percent to 200 percent of target. The Compensation Committee maintains discretion to modify AIP awards notwithstanding actual performance goal achievement in appropriate circumstances.

Financial Performance Metrics (60%)

Financial performance metrics are established by the Compensation Committee at the beginning of each plan year and are not subject to adjustment by management. The committee determines the level of financial performance necessary for funding the threshold, target and maximum levels, which represent funding at 20 percent, 100 percent and 200 percent of target levels, respectively. If the financial performance is below the threshold, the funding level for this portion of AIP is 0 percent.

The committee undertakes a rigorous and comprehensive approach in setting these metrics. This process involves an in-depth analysis of a variety of critical factors, including:

- Current and anticipated outlook of the commodities markets in which we operate
- Prior-year performance and competitive position for Timberlands and Real Estate, Energy & Natural Resources for setting target performance
- Cost of capital and competitive position for setting Wood Products target performance
- Benchmarks of outstanding performance for setting maximum performance for all business segments

This assessment by the committee ensures that our AIP targets are not only ambitious but also achievable and reflect the dynamic market environment for our products.

For 2025 financial performance metrics, the Compensation Committee set Adjusted EBITDA targets for each of the Timberlands and Real Estate, Energy & Natural Resources businesses and a Return on Net Assets (''RONA'') target for the Wood Products business. For Timberlands, the committee set a target that was a decrease from the 2024 target based on projected commodity pricing but an increase of eight percent over 2024 results based on modest expected pricing and demand improvements from 2024. The committee increased the financial performance metrics from the 2024 results and target for Real Estate, Energy & Natural Resources largely based on expected continued growth of our Climate Solutions business. The Wood Products RONA targets remained the same based on anticipated market dynamics. Integrating these insights, the committee set a level of financial performance that was both challenging and grounded in realistic market expectations.

The following table lists the financial performance metrics by business segment for 2025:

	Metric	Threshold (20% of Target Funding)	Target (100% of Target Funding)	Maximum (200% of Target Funding)
Timberlands	Adjusted EBITDA	$407 million	$581 million	$726 million
Real Estate, Energy & Natural Resources[1]	Adjusted EBITDA	$315 million	$350 million	$385 million
Wood Products	RONA	15%	30%	50%

(1) Segment Adjusted EBITDA target of $350 million includes a Climate Solutions Adjusted EBITDA target of $100 million to support the strategic growth plan for the Climate Solutions business. Financial performance for the year is based on the result of both segment and Climate Solutions Adjusted EBITDA, weighted 75 percent and 25 percent, respectively.

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, depletion, amortization, basis of real estate sold and special items. We use this as the principal performance measure for the Timberlands and Real Estate, Energy & Natural Resources segments because it is a well-understood measure of how well these businesses are generating cash and is a financial performance metric that is important to our shareholders. Adjusted EBITDA also aligns our cash incentive compensation program with how the company evaluates and reports its performance to shareholders and reflects the way senior management manages the company.

RONA. We define RONA as operating income adjusted for special items, divided by average net assets, which is total assets for Wood Products less cash and cash equivalents and current liabilities. We use RONA as the principal performance measure for our Wood Products business because of its strong link over time to TSR in the basic materials sector and for Weyerhaeuser. The use of this measure is intended to focus participants on generating profitability, both through increasing revenues and controlling costs. This measure also reinforces the importance of making disciplined capital investments that will improve the company's overall returns.

Controllable Business Metrics (40%)

The remainder of the AIP funding determination is based on the performance of each business against certain controllable business metrics approved in advance by the Compensation Committee. Each year the committee sets a threshold, target and maximum level for the controllable business metrics portion of the total AIP award. The controllable business metrics include rigorous preset quantitative and qualitative goals for operational excellence, sustainability and safety that are both detailed and measurable.

Following is a description of the operational excellence, sustainability and safety goals that comprised the controllable business metrics portion of our 2025 AIP, along with their weighting. Goal metrics are shown for "target" performance and results are presented for each business segment.

Timberlands

Results

Operational Excellence (85%)
- **Margin Improvement**, weighted 50% ($25 – $35 million)

  Exceeds ($64.8 million)

- **Cost Avoidance**, weighted 10% (4 – 6 significant opportunities)

  Exceeds (7 opportunities)

- **Efficiency**, weighted 5% (1 – 2 scale process improvements)

  Exceeds (4 improvements)

- **Cross-Business OpX**, weighted 10% ($15 – $25 million)

  Achieves ($19.5 million)

- **Future Value**, weighted 10% (2 – 4 gap improvement score against best-in-class silviculture/forestry benchmarks)

  Achieves (3.42 score)

Sustainability (5%)
- Maintain 100% certification to sustainable forestry practices

  Exceeds (maintained certification, no nonconformances, major or minor)

Safety (10%)
- Incident Action Item Completion Rate (90% - 99%)

  Exceeds (100%)

Real Estate & ENR

Results

Operational Excellence (80%)
- **Real Estate Margin > Timber Net Present Value**, weighted 30% (90% – 130%)

  Exceeds (136%)

- **Strategic Timberlands Acquisitions**, weighted 15% (Complete $150 – $250 million total acquisitions)

  Exceeds ($464 million)

- **Woodbasket Optimization**, weighted 15% (6 regional analyses completed)

  Achieves (6 regional analyses)

- **Climate Solutions Market Development**, weighted 10% (Complete 1 new Carbon Capture and Storage ("CCS") lease or 2 new CCS exploration or other Climate Solutions agreements)

  Achieves (2 new agreements)

- **Renewable Energy**, weighted 10% (Complete development of 10 – 18 new renewable energy leases)

  Achieves (14 new renewable energy leases)

Sustainability (15%)
- **Carbon Credit Projects** (complete 6 or more projects with credits available for sale)

  Below (5 projects with credits available for sale)

Safety (5%)
- Incident Action Item Completion Rate (90% - 99%)

  Achieves (no incidents)

Wood Products

Results

Operational Excellence (85%)
- **Margin Improvement**, weighted 50% ($30 – $50 million)

  Below ($27 million)

- **Future Value**, weighted 10% (3.2 – 3.6 average reliability score)

  Achieves (3.4 score)

- **Cost Avoidance**, weighted 10% (6 – 9 significant opportunities)

  Exceeds (10 opportunities)

- **Efficiency**, weighted 5% (2 – 3 scale process improvements)

  Exceeds (4 improvements)

- **Cross-Business OpX**, weighted 10% ($15 - $25 million)

  Achieves ($19.5 million)

Sustainability (5%)
- Reduce Purchased Energy Intensity (which supports the reduction of GHG Emissions) by 0.8% – 1.2%

  Exceeds (8.5% reduction)

Safety (10%)
- Incident Action Item Completion Rate (90% - 99%)

  Achieves (96%)

Bonus Allocation Process

After the end of each plan year, the Compensation Committee approves the funding for the AIP based on the performance of each business against its predetermined financial performance metrics and controllable business metrics. The bonus opportunities for executive officers are first multiplied by the level of funding achieved (for example, 50 percent funding would reduce an officer's target opportunity by half). Generally, an executive officer will earn an annual incentive award based on performance against pre-established plan goals. However, the committee always retains discretion to adjust awards in the case of compelling individual performance or other extraordinary circumstances.

Individual AIP awards are calculated as follows:



Base Salary × **Target AIP Opportunity Percentage** × **Business Performance Funding** + **Individual Performance Adjustment** (if applicable) = **Individual AIP Award**

The chief executive officer and corporate function employees, including the chief financial officer and chief administration officer, receive annual bonuses based on a weighting of earned funding of the AIP for the business segments — 40 percent for Timberlands, 20 percent for Real Estate, Energy & Natural Resources and 40 percent for Wood Products. This funding mechanism is designed to align the chief executive officer and chief financial officer and other corporate function executive leaders with the goals, priorities and success of all of our businesses, in which they each play a critical role. Beginning with the 2026 plan year, AIP bonus awards for all executive officers will be based on the financial funding results for all business segments using the same weightings used for corporate function participants. The Compensation Committee believes this funding mechanism reflects the integrated nature of our businesses and how we operate and create value as a company in alignment with our company-wide growth strategy.

AIP Funding for 2025

For 2025, AIP funding multiples were as follows:

	Financial Performance Metrics		Controllable Business Metrics		
Business (Financial Measure)	**2025 Financial Results**	**Funding Multiple (A)**	**2025 Business Metrics Results**	**Funding Multiple (B)**	**2025 Total Business Funding Multiple (A+B)**
Timberlands	$581 million[(1)]	0.60	High Achieves	0.72	1.32
Real Estate, Energy & Natural Resources	$411 million[(2)]	1.20	High Achieves	0.52	1.72
Wood Products	0.9%[(3)]	0.00	Low Achieves	0.28	0.28
Corporate Funding[(4)]	N/A	0.48	N/A	0.50	0.98

(1) Reflects segment Adjusted EBITDA.

(2) Reflects segment Adjusted EBITDA, which includes Climate Solutions Adjusted EBITDA of $119 million. Financial results and funding multiple are based on a 75 percent weighting of segment Adjusted EBITDA and a 25 percent weighting of Climate Solutions Adjusted EBITDA.

(3) Reflects segment RONA.

(4) Corporate funding is based on combined segment performance weighted 40 percent Timberlands, 20 percent Real Estate, Energy & Natural Resources, and 40 percent Wood Products.

AIP bonus targets and actual payout amounts for 2025 were as follows:

Named Executive Officer	Target Bonus (% of base salary)	Target Bonus Amount ($)	Funding Multiple	2025 Bonus Paid ($)	2025 Bonus Paid (% of target)
Devin W. Stockfish Corporate	165%	$2,145,000	0.98	$2,102,000	98%
David M. Wold Corporate	110%	$ 786,500	0.98	$ 771,000	98%
Paul Hossain Real Estate, Energy & Natural Resources	100%	$ 605,000	1.72	$1,041,000	172%
Travis A. Keatley Timberlands	100%	$ 655,000	1.32	$ 865,000	132%
Denise M. Merle Corporate	100%	$ 660,000	0.98	$ 650,000	98%

The earned AIP bonus for each of Messrs. Hossain and Keatley was above target because the business funding multiples applicable to their respective AIP opportunities exceeded target performance. The earned AIP bonus for each of Messrs. Stockfish and Wold and for Ms. Merle was based on the weighted combined funding multiples achieved by the Timberlands, Real Estate, Energy & Natural Resources and Wood Products segments. Any adjustments to earned bonus amounts were made by the Compensation Committee solely for rounding of the bonuses paid.

Long-Term Incentive Compensation

Each year the Compensation Committee sets target long-term incentive award opportunities for each of the company's executives, including our NEOs. Target award opportunities are aligned with the median range of peer companies, reflecting the company's desire to have a greater proportion of pay tied to performance and long-term shareholder value. Grants of long-term incentives are not guaranteed. Participants do not receive an equity grant if performance against their performance goals does not meet minimum standards. The Compensation Committee also considers competitive market conditions, expected future contributions to the company and retention concerns in determining the final grants to executive officers.

Our long-term incentive program comprises two types of awards:

- PSU awards, which measure performance over a three-year performance period and are settled in shares of common stock
- RSU awards, which vest ratably over a four-year period and are settled in shares of common stock

Our long-term incentive awards effectively align the interests of our senior executives and our shareholders by rewarding stock price appreciation and cash returns to our shareholders. Each award type accrues additional dividend equivalent units as we pay dividends to our shareholders, and these dividend equivalent units are subject to the same performance and vesting conditions that apply to the underlying award.

The committee approves annual long-term incentive grants of PSUs and RSUs to employees each year at its regular meeting in February, which typically is within two weeks after the company publicly releases earnings. The effective date of the annual equity grants is the date of the full board meeting, which for the 2025 grants was February 14, 2025, the day immediately following the date of the committee meeting.

Total Long-Term Incentive Compensation Grants

The Compensation Committee established a target level of long-term incentives for each NEO relative to long-term incentive levels based on the results of our competitive market analysis, which is discussed in greater detail in *Compensation Philosophy and Principles — Competitive Pay To Attract and Retain Talent* on page 27. For 2025, the target long-term incentive values for the NEOs were as follows:

Named Executive Officer	2025 Target Long-Term Incentive Value
Devin W. Stockfish	$10,500,000
David M. Wold	$ 2,600,000
Paul Hossain	$ 1,925,000
Travis A. Keatley	$ 2,250,000
Denise M. Merle	$ 1,950,000

These amounts reflect the approved target value of long-term incentive compensation granted to each NEO in 2025, which consist of PSUs and RSUs. The actual grant date fair values of these grants, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (''ASC Topic 718'') and reported in the *Summary Compensation Table* on page 40 and the *Grants of Plan-Based Awards for 2025* table on page 42, typically differ from the values shown above due to differences between the estimated Monte Carlo simulation value used to determine the target number of PSUs and the actual Monte Carlo simulation value on the grant date.

For 2025, 60 percent of the target value of the long-term incentive awards was granted in the form of PSUs and 40 percent of the value of the long-term incentive awards was granted in the form of RSUs.

PERFORMANCE SHARE UNITS 60%		RESTRICTED STOCK UNITS 40%
• Tied to achievement of long-term performance • Alignment with shareholders • Facilitates share ownership • Strong retention vehicle	Shares earned will range from 0 percent to 150 percent of the target number of PSUs based on the company's three-year TSR performance relative to a designated industry peer group.	• Alignment with shareholders • Facilitates share ownership • Strong retention vehicle

Performance Share Unit Awards

PSUs are designed to align pay and long-term performance, a key objective of our compensation program. We grant PSUs to executive officers to incentivize production of superior long-term shareholder returns through achievement of long-term operational and strategic business goals. A target number of PSUs were granted to the NEOs in 2025, as shown in the following table. The number of PSUs granted were based on 60 percent of the total long-term incentive target value and the grant date fair value per PSU calculated in accordance ASC Topic 718.

Named Executive Officer	Performance Share Units
Devin W. Stockfish	183,256
David M. Wold	45,377
Paul Hossain	33,597
Travis A. Keatley	39,269
Denise M. Merle	34,033

For the 2025 PSU awards, performance will be measured over a three-year performance period concluding on December 31, 2027, based on our TSR relative to that of an industry peer group. The industry peer group is comprised of 25 companies that compete with one or more of our business units, including timberland REITs, forest products companies and building products distribution companies. The actual number of PSUs earned will range from 0 percent to 150 percent of the target number of PSUs granted based on the company's performance against the peer group over a three-year performance period, which is certified by the Compensation Committee. In the event of negative absolute company TSR performance, the maximum number of PSUs that may be earned is 100 percent of target, regardless of relative performance against the comparator group. Earned awards will vest on March 1, 2028. Dividends paid on the company's common stock during the period when PSUs are outstanding are credited as dividend equivalents that are reinvested in additional PSUs, which are settled in additional shares to the same extent as the underlying PSU is earned.

Payout percentages at various levels of relative TSR performance for the 2025 PSUs are illustrated in the table below:

TSR Percentile Rank Against Peer Group (100% Weighting)	Payout % of Target Awards[1]
< 25th percentile	0%
25th percentile	50%
50th percentile	100%
≥ 75th percentile	150%

(1) *Payout percentages for performance above threshold (TSR performance above the 25th percentile) will be linearly interpolated between percentiles.*

2023—2025 PSU Performance

The three-year performance period for the 2023 PSU award concluded on December 31, 2025. Performance goals for these PSUs were based on our TSR relative to an industry peer group of 25 companies that remained publicly traded for the full performance period. Over the performance period, the company's TSR ranked at the 33.3 percentile, which resulted in 66.6 percent of target PSUs being earned by our NEOs. Earned PSU shares vested on March 1, 2026.

Changes to PSU Plan Performance Goals for 2026

In January 2026, the Compensation Committee approved certain changes to the PSU award beginning with 2026 annual grants. To more accurately represent our peers and competition across our business segments, the peer group for the relative TSR performance goal has been modified to add three relevant packaging companies, a large-cap REIT index (NAREIT 50) and a private Timberlands index (NCREIF), and additional weighting has been placed on key competitors for the Timberlands business. To directly align management's strategic focus with the financial impact of strategic initiatives within the company's new multi-year growth strategy announced in December 2025, the committee also added a new financial performance goal measuring adjusted incremental EBITDA per share growth over the performance period. The relative TSR performance goal is weighted at 75 percent and the financial performance goal is weighted at 25 percent. In addition, starting with 2026 grants, PSU shares earned in connection with relative TSR performance (net of tax withholding) will carry a one-year holding period from the date of vesting for executive officers, and the payout cap of target performance in the case of negative TSR will reduce earned PSU shares by up to 25 percent of target.

Restricted Stock Unit Awards

The company grants RSU awards to align the interests of executive officers with those of our shareholders by creating a strong incentive to create and preserve long-term shareholder value. Through RSUs, executive officers, like our shareholders, share both the risks and rewards of stock ownership. In addition, RSUs reward TSR, whether delivered through share price appreciation or dividends. The company believes this is appropriate since, as a REIT, we have dividend distribution requirements that lead to a significant portion of our TSR being delivered through dividends. Through multi-year vesting, the RSU grants also serve as a strong retention vehicle. RSUs vest ratably over four years, with 25 percent vesting on March 1 of each year beginning in the year following the year the grant is made. RSU grants made outside of the annual grant cycle vest each year on the anniversary date of the grant. During the vesting period, unvested RSU awards are credited with dividend equivalent units, which are subject to the same vesting schedules as the underlying awards.

In 2025, the following RSU awards were granted to the NEOs. The number of RSUs granted were based on 40 percent of the total long-term incentive target value and the grant date fair value per RSU as calculated in accordance with ASC Topic 718.

Named Executive Officer	Restricted Stock Units
Devin W. Stockfish	140,374
David M. Wold	34,759
Paul Hossain	25,735
Travis A. Keatley	30,080
Denise M. Merle	26,069

Other Compensation and Benefits

All U.S. salaried employees, including executive officers, are eligible for:

- A tax-qualified defined benefit pension plan, if hired before January 1, 2014

- A nonelective employer contribution, currently 5 percent of eligible pay, in a tax-qualified defined contribution 401(k) or savings plan, if hired on or after January 1, 2014

- A tax-qualified defined contribution 401(k) or savings plan, currently with an employer-matching contribution of 50 percent for the first 6 percent of eligible pay (as defined by the IRS) contributed by the employee

- Health, dental and life insurance coverage

- Disability insurance

- Paid time off

- Paid holidays

These rewards are designed to be competitive with overall market practices and are in place to attract and retain top talent. In addition, executive officers may be eligible to:

- Participate in a nonqualified supplemental retirement plan ("Supplemental Retirement Plan") (if hired before January 1, 2014) or a supplemental defined contribution plan ("Supplemental DC Plan") (if hired on or after January 1, 2014)

- Participate in a deferred compensation plan

- Receive other limited benefits

Supplemental Retirement Plan and Supplemental Defined Contribution Plan

Executive officers in the U.S. are eligible to participate in the Supplemental Retirement Plan if hired before January 1, 2014. The Supplemental Retirement Plan provides benefits that are not available under the Weyerhaeuser Pension Plan due to compensation limits imposed by the IRC. We provided the Supplemental Retirement Plan to our executives because it was a competitive practice within the basic materials industry at the time. Supplemental Retirement Plan benefits are paid from the general funds of the company. Consistent with general market practices, benefits under the Supplemental Retirement Plan are determined by a formula based on compensation paid in the five consecutive years when the executive officer was paid the highest total compensation (generally, base salary plus annual incentive up to 1x base salary) during the 10 calendar years before retirement. Details of the Supplemental Retirement Plan benefits and the amounts accrued to each NEO can be found in *Pension Benefits* on page 44.

Executives hired on or after January 1, 2014, are eligible to participate in the Weyerhaeuser Supplemental Defined Contribution Plan ("Supplemental DC Plan"). The Supplemental DC Plan is intended to be a replacement plan for participants who are not eligible to receive a benefit under the Weyerhaeuser Pension Plan or the Supplemental Retirement Plan. The Supplemental DC Plan provides for nonelective employer contributions of (i) 5 percent of bonus pay and (ii) an excess amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if IRC restrictions on the inclusion of deferred compensation in the definition of 401(k)-eligible pay and annual compensation limits did not apply.

Deferred Compensation

Executive officers also are eligible to participate in a deferred compensation plan. The deferred compensation plan provides the opportunity to defer up to 50 percent of base salary and up to 100 percent of cash bonuses into an interest-bearing account for payment at a future date or into a deferred compensation plan account denominated in Weyerhaeuser stock equivalent units. This plan is provided to be competitive in the market for top executive talent and to provide executives with tax-planning flexibility at a nominal cost to the company. Year-end account balances can be found in the *Nonqualified Deferred Compensation* table on page 45.

Other Limited Benefits

The company provides limited relocation benefits, annual executive health screenings, financial planning services and, when necessary, security services. We do not provide executive perquisites such as vehicles for personal use or personal travel for executives on company aircraft, nor do we provide tax gross-ups for "golden parachute" excise taxes.

Other Factors Affecting Compensation

Change of Control Agreements

The company has change of control agreements with each of its executive officers. Under these agreements, the executive receives cash severance benefits upon the executive's involuntary termination of employment by the company without cause (as defined in the agreements) or resignation for good reason (as defined in the agreements), in each case, within 24 months following a change of control of the company. The benefit is not payable in the event of the applicable executive's termination for cause, a resignation by the executive for any reason other than for good reason, or the executive's mandatory retirement, death or disability. Benefit payments are subject to the company's compensation recovery policy and similar forfeiture policies and are not payable in the event that benefits are payable under the applicable executive's severance agreement. The agreements do not provide for payment of any "golden parachute" excise taxes, and all benefits are subject to a "double trigger" (meaning a change of control and a qualifying termination of employment). Outstanding equity awards are not covered under the agreements and are subject to the terms set forth in the company's long-term incentive plans and applicable award agreements, which similarly require a change of control and either a qualifying termination of employment or a decision by the successor entity not to assume or replace the outstanding awards.

The Compensation Committee believes that change of control policies are an important element of the executive compensation program, support shareholder value creation and are necessary to attract and retain top senior talent in a competitive market. The change of control agreements are intended to ensure that management can fairly consider potential change of control transactions that could result in loss of their jobs. Change of control benefits — cash severance payments and accelerated vesting and payout of equity grants — are intended to enable executive officers to have a balanced perspective in making overall business decisions and to be competitive within overall market practices. See the description of the change of control benefits, the specific factors that would trigger payment and the amounts that can be received in connection with a change of control in *Potential Payments Upon Termination or Change of Control — Change of Control* beginning on page 47.

Severance Agreements

The company has severance agreements with each of its executive officers. Under these agreements, the executive receives severance benefits upon their termination of service with the company unless the termination is for cause (as defined in the agreements), is a result of the company's mandatory retirement policy, is because of the death or disability of the executive or is because the executive leaves or retires voluntarily. Benefit payments are subject to the company's compensation recovery policy and similar forfeiture policies and are not payable in the event that benefits are payable under the applicable executive's change of control agreement. Outstanding equity awards are not covered under the agreements and are subject to the terms set forth in the company's long-term incentive plans and applicable award agreements.

The Compensation Committee believes that these severance policies are an important component of the executive compensation program and are necessary to attract and retain top senior talent in a competitive market. See the description of the severance benefits and the amounts that executive officers would receive as severance payments in *Potential Payments Upon Termination or Change of Control — Severance* beginning on page 47.

Compensation-Related Governance Policies and Practices

Share Ownership Requirements

Directors and executive officers are obligated to own shares of Weyerhaeuser common stock valued at least at five times the director's cash compensation, at three times the executive officer's annual base salary and at six times the CEO's annual base salary. Until that ownership requirement has been satisfied, a director must hold 100 percent of the shares acquired upon the vesting of RSUs (net of taxes). Executive officers are required to hold 75 percent of net after-tax shares acquired upon the vesting of RSUs and PSUs until the ownership requirement is met. For directors, share equivalents representing deferred cash retainer fees are counted toward satisfaction of the share ownership requirement. Unvested RSUs are not counted toward the requirement for either directors or officers, nor are share equivalents representing deferred RSUs until the underlying RSUs are vested.

Policy on Hedging and Pledging

Our anti-hedging and anti-pledging policy prohibits our directors, executive officers and employees from purchasing financial instruments or contracts or otherwise engaging in transactions that in the opinion of the company's general counsel hedge or offset, or are designed to hedge or offset, a decrease in market value of the company's stock. Prohibited activity includes without limitation engaging in any short sales of the company's stock and trading or making investments in options, puts, calls, collars, equity swaps and other derivative instruments related to company stock. Our policy also prohibits directors, executive officers and employees who report directly to an executive officer from pledging company stock or trading company stock on margin.

Compensation Recovery Policy

Our compensation recovery policy ensures that incentive and certain other compensation is paid based on accurate financial and operating data and the correct calculation of performance against incentive targets. In compliance with SEC and NYSE rules, our policy requires, subject to limited exceptions, the Compensation Committee to pursue recovery of excess incentive compensation by any current or former executive in the event of an accounting restatement due to material noncompliance with financial reporting requirements. Our policy goes beyond regulatory requirements by enabling the committee to pursue, at its discretion, recovery of certain equity-based compensation that is earned or becomes vested solely based on service, such as our time-vested RSUs, in the event of an accounting restatement due to material noncompliance. The committee also has discretion to pursue recovery of compensation covered under the policy from any nonexecutive company employee that it designates. The current compensation recover policy applies to compensation received on or after October 2, 2023, while our previous compensation recovery policy continues to govern compensation received prior to October 2, 2023.

Insider Trading Policy

We have an Insider Trading Policy governing the purchase, sale and other dispositions of company securities by directors, officers and employees of the company (''Insiders''), as well as the company itself. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the company, including without limitation compliance with Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended. A copy of the Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Compensation Tables

The following tables set forth information regarding 2025 compensation for each of our 2025 NEOs. Compensation for 2024 and 2023 is also presented for the executive officers who were NEOs in 2024 and 2023. The Summary Compensation Table and the Grants of Plan-Based Awards for 2025 table should be reviewed together for a more complete presentation of both the annual and long-term incentive compensation elements of our compensation program.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Nonequity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Devin W. Stockfish President and Chief Executive Officer	2025 2024 2023	1,300,000 1,300,000 1,275,000	10,155,810 9,552,782 9,406,128	2,102,000 1,915,485 2,001,000	399,375 159,317 330,403	26,500 25,361 9,900	13,983,685 12,952,945 13,022,431
David M. Wold Senior Vice President and Chief Financial Officer	2025 2024 2023	705,577 669,231 628,750	2,514,742 2,237,344 1,944,149	771,000 640,000 632,000	204,848 58,703 115,388	37,169 25,984 9,900	4,233,336 3,631,262 3,330,187
Paul Hossain Senior Vice President and Chief Development Officer	2025	599,211	1,861,894	1,041,000	18,317	171,731	3,692,153
Travis A. Keatley Senior Vice President, Timberlands	2025 2024 2023	652,308 640,962 622,500	2,176,237 2,111,654 1,944,149	865,000 690,000 682,000	581,013 191,840 357,857	12,473 23,585 121,352	4,287,031 3,658,041 3,727,858
Denise M. Merle Senior Vice President and Chief Administration Officer	2025	742,115	1,886,057	650,000	975,231	35,826	4,289,229

(1) Amounts reflect the dollar amount of base salary paid in cash in the fiscal year. Additional information is provided in Base Salary on page 31. The amount for Ms. Merle includes a one-time payout of $88,846 for accrued but not paid vacation hours under the company's previous vacation accrual policy.

(2) Amounts reflect the grant date fair value of RSU and PSU awards granted under the company's long-term incentive plans computed in accordance with ASC Topic 718. Details regarding 2025 stock awards can be found in the Grants of Plan-Based Awards for 2025 table. Details regarding outstanding stock awards can be found in the Outstanding Equity Awards at 2025 Fiscal Year End table. For more information regarding these awards and the assumptions used in calculating their fair value, refer to the company's disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Part II, Item 8, Notes to Consolidated Financial Statements—Note 15 Share-Based Compensation. The value of the PSU awards assuming the highest level of performance is achieved (which would result in 150 percent of the PSUs granted being earned) would be as follows: Mr. Stockfish, $8,933,730 (2025), $8,629,205 (2024) and $8,409,220 (2023); Mr. Wold, $2,212,129 (2025), $2,021,018 (2024) and $1,731,235 (2023); Mr. Hossain, $1,637,854 (2025); Mr. Keatley, $1,914,364 (2025), $1,907,488 (2024) and $1,731,235 (2023); and Ms. Merle, $1,659,109 (2025).

(3) Amounts represent the annual cash incentive awards earned under the company's AIP. AIP performance goals for 2025 are described in Compensation Discussion and Analysis — Compensation Program Design — Compensation Components — Short-Term Incentive Plan beginning on page 31.

(4) Amounts represent annual changes in the actuarial present value of accumulated pension benefits.

(5) Amounts under ''All Other Compensation'' for 2025 are as follows:

Name	Company Contribution to Defined Contribution Plans[a] ($)	Other[b] ($)	Total ($)
Devin W. Stockfish	10,500	16,000	26,500
David M. Wold	10,500	26,669	37,169
Paul Hossain	55,961	115,770	171,731
Travis A. Keatley	10,500	1,973	12,473
Denise M. Merle	10,500	25,326	35,826

(a) Amounts for all NEOs include a matching contribution of $10,500 to the company's 401(k) plan. For Mr. Hossain, the amount also includes a nonelective company contribution of $17,500 to the company's 401(k) plan and a nonelective company contribution of $27,961 to the Supplemental DC Plan. See discussion under Compensation Discussion and Analysis — Compensation Program Design — Supplemental Retirement Plan and Supplemental Defined Contribution Plan on page 38 for more information about these payments.

(b) Amounts reflect the incremental cost to the company for certain NEO personal benefits and perquisites as follows: for Mr. Stockfish, $16,000 for financial planning services; for Mr. Wold, $10,669 for executive health screening and $16,000 for financial planning services; for Mr. Hossain, $10,541 for executive health screening and $105,229 for relocation expenses; for Mr. Keatley, $1,973 for financial planning services; and for Ms. Merle, $9,326 for executive health screening and $16,000 for financial planning services.

Grants of Plan-Based Awards for 2025

The following table provides information for each of our NEOs regarding 2025 annual and long-term incentive award opportunities, including the range of potential payouts under non-equity and equity incentive plans. Specifically, the table presents the 2025 grants of AIP, PSU and RSU awards.

Name	Type of Award	Grant Date[1]	Estimated Future Payouts Under Non-Equity Plan Awards[2]			Estimated Future Payouts Under Equity Plan Awards[2]			Stock Awards; Number of Shares or Stock Units[3] (#)	Grant Date Fair Value of Stock Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Devin W. Stockfish	AIP	02/14/2025	429,000	2,145,000	4,290,000					
	PSU	02/14/2025				91,628	183,256	274,884		5,955,820
	RSU	02/14/2025							140,374	4,199,990
David M. Wold	AIP	02/14/2025	157,300	786,500	1,573,000					
	PSU	02/14/2025				22,689	45,377	68,066		1,474,753
	RSU	02/14/2025							34,759	1,039,989
Paul Hossain	AIP	02/14/2025	121,000	605,000	1,210,000					
	PSU	02/14/2025				16,799	33,597	50,396		1,091,903
	RSU	02/14/2025							25,735	769,991
Travis A. Keatley	AIP	02/14/2025	131,000	655,000	1,310,000					
	PSU	02/14/2025				19,635	39,269	58,904		1,276,243
	RSU	02/14/2025							30,080	899,994
Denise M. Merle	AIP	02/14/2025	132,000	660,000	1,320,000					
	PSU	02/14/2025				17,017	34,033	51,050		1,106,073
	RSU	02/14/2025							26,069	779,984

(1) *Beginning with the 2024 grant-year cycle, the date of the board of directors meeting is the effective grant date for equity plan awards and AIP award opportunities made to the NEOs. Compensation decisions for the NEOs are made by the Compensation Committee and are approved and ratified by the independent members of the board of directors based upon the Compensation Committee's recommendations.*

(2) *Amounts represent the value of potential payments under the company's AIP and the number of shares that may be earned under the PSU plan. These plans and awards are described in the Short-Term Incentive Plan section beginning on page 31 and Long-Term Incentive Compensation section beginning on page 35 under Compensation Discussion and Analysis — Compensation Program Design.*

(3) *Amounts represent RSUs granted under the company's long-term incentive plan. These awards are described in the Long-Term Incentive Compensation section under Compensation Discussion and Analysis — Compensation Program Design beginning on page 35.*

(4) *Amounts reflect the grant date fair value of PSU and RSU awards granted under the company's long-term incentive plan computed in accordance with ASC Topic 718. Details regarding outstanding equity awards can be found in the Outstanding Equity Awards at 2025 Fiscal Year End table on page 43. For more information regarding these awards and the calculation of their fair value, refer to the company's disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Part II, Item 8, Notes to Consolidated Financial Statements — Note 15 Share-Based Compensation.*

Outstanding Equity Awards at 2025 Fiscal Year End

The following table provides information regarding outstanding and unvested stock awards held by each of our NEOs as of December 31, 2025.

Name	Grant Date	Stock Awards			
		Number of Shares or Units of Stock That Have Not Vested[1][2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[1][3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested[1] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[1][4] ($)
Devin W. Stockfish	02/11/2022	24,395	577,918	—	—
	02/10/2023	63,349	1,500,738	—	—
	02/10/2023	111,418	2,639,492	—	—
	02/09/2024	91,552	2,168,867	161,466	3,825,130
	02/14/2025	144,983	3,434,647	189,274	4,483,901
David M. Wold	02/10/2022	1,151	27,267	—	—
	05/16/2022	2,669	63,229	—	—
	02/09/2023	13,043	308,989	—	—
	02/09/2023	22,938	543,401	—	—
	02/09/2024	21,442	507,961	37,816	895,861
	02/14/2025	35,900	850,471	46,867	1,110,279
Paul Hossain	02/10/2022	1,540	36,483	—	—
	02/09/2023	3,467	82,133	—	—
	02/09/2023	2,709	64,176	—	—
	02/09/2024	5,059	119,848	3,965	93,931
	02/14/2025	26,580	629,680	34,700	822,043
Travis A. Keatley	02/10/2022	5,216	123,567	—	—
	02/09/2023	13,043	308,989	—	—
	02/09/2023	22,938	543,401	—	—
	02/09/2024	20,238	479,438	35,692	845,543
	02/14/2025	31,067	735,977	40,558	960,819
Denise M. Merle	02/10/2022	4,751	112,551	—	—
	02/09/2023	11,128	263,622	—	—
	02/09/2023	20,324	481,476	—	—
	02/09/2024	16,472	390,222	30,168	714,680
	02/14/2025	25,929	614,258	35,150	832,704

(1) ''Stock Awards'' represent outstanding RSUs and PSUs. RSUs granted on May 16, 2022, vest in 25 percent increments over four years, beginning 12 months following the grant date. RSUs granted on February 10, 2022; February 11, 2022; February 9, 2023; February 10, 2023; February 9, 2024; and February 14, 2025, vest in 25 percent increments over four years on March 1 of each year beginning one year after the grant was made. PSUs granted on February 9, 2023, and February 10, 2023, are earned based on relative company performance at the end of the performance period concluding on December 31, 2025, and vest on March 1, 2026. PSUs granted on February 9, 2024, are earned based on relative company performance at the end of the performance period concluding on December 31, 2026, and vest on March 1, 2027. PSUs granted on February 14, 2025, are earned based on relative company performance at the end of the performance period concluding on December 31, 2027, and vest on March 1, 2028.

(2) In accordance with SEC disclosure rules, the number of units in this column also include PSUs granted in 2023, the performance period for which was concluded on December 31, 2025, based on the actual performance (66.6 percent of target shares) of the award.

(3) Values were computed by multiplying the closing market price of $23.69 for the company's common stock on December 31, 2025, by the number of units.

(4) Represents the estimated value of the 2024 and 2025 PSU awards as of December 31, 2025. Amounts shown are estimates calculated in accordance with SEC disclosure rules. The estimated value of the PSUs is the product of: (i) the number of unearned PSUs, multiplied by (ii) the market price of $23.69 for the company's common stock on December 31, 2025. The number of unearned PSUs granted in 2024 is the product of target units granted, multiplied by 100 percent because the estimated performance as of December 31, 2025, is above ''threshold'' performance. The number of unearned PSUs granted in 2025 is the product of target units granted, multiplied by 100 percent because the estimated performance as of December 31, 2025, is above ''threshold'' performance, as well.

Option Exercises and Stock Vested in 2025

The following table provides information for each of our NEOs regarding stock option exercises and vesting of stock awards. The value realized upon the exercise of options is calculated using the difference between the option exercise price and the market price of the company's common stock at the time of exercise multiplied by the number of shares underlying the option acquired upon exercise. The value realized upon the vesting of stock awards is based on the closing market price of the company's common stock on the trading day immediately prior to the vesting date.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Devin W. Stockfish	90,162	21,783	156,024	4,694,008
David M. Wold	—	—	24,236	698,119
Paul Hossain	—	—	7,518	226,323
Travis A. Keatley	—	—	33,511	990,028
Denise M. Merle	—	—	33,038	977,873

Pension Benefits

The following table provides information as of December 31, 2025, for each of our NEOs regarding the actuarial present value of the officer's total accumulated benefit under each of our applicable defined benefit plans. No payments were made under these plans to any of our NEOs during 2025. All NEOs are vested in their pension plan benefits.

Name	Plan Name	Years of Credited Service Earned Under Formula A[1] (#)	Present Value of Accumulated Benefit Earned Under Formula A[2] ($)	Years of Credited Service Earned Under Formula B[3] (#)	Present Value of Accumulated Benefit Earned Under Formula B[4] ($)	Total Years of Credited Service[5] (#)	Total Present Value of Accumulated Benefit[6] ($)
Devin W. Stockfish	Pension Plan	—	—	13	283,631	13	283,631
	Supplemental Retirement Plan	—	—	13	1,819,140	13	1,819,140
David M. Wold	Pension Plan	—	—	12	177,027	12	177,027
	Supplemental Retirement Plan	—	—	12	383,917	12	383,917
Paul Hossain	Pension Plan	—	—	—	—	10	214,456
	Supplemental Retirement Plan	—	—	—	—	10	37,044
Travis A. Keatley	Pension Plan	10	329,384	16	301,890	26	631,274
	Supplemental Retirement Plan	10	842,279	16	768,470	26	1,610,749
Denise M. Merle	Pension Plan	27	1,682,160	16	596,783	43	2,278,943
	Supplemental Retirement Plan	27	4,876,472	16	1,642,543	43	6,519,015

(1) Number of years of credited service as of December 31, 2009, rounded to the nearest whole year of credited service. These years of service are used for calculating Formula A accrued benefit only.

(2) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2025, using age 62, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula A, or executive's actual age, if greater. Estimates are based on current compensation and years of service.

(3) Number of years of credited service computed beginning on January 1, 2010, and ending as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2025, rounded to the nearest whole year of credited service. These years of service are used for calculating Formula B accrued benefits only.

(4) Actuarial present value of accumulated benefit computed as of the same pension plan measurement date used for financial reporting purposes under Financial Accounting Standards Board Accounting Standards Codification Topic 715 with respect to the company's audited financial statements for fiscal year 2025, calculated using age 65, which is the earliest unreduced retirement age for the portion of the benefit earned under Formula B, or the executive's actual age, if greater. Estimates are based on current compensation and years of service.

Amounts represent total years of credited service for Messrs. Stockfish, Wold, Keatley and Ms. Merle under Formula A and Formula B of the Weyerhaeuser pension plans and total years of credited service for Mr. Hossain under legacy pension plans assumed by Weyerhaeuser in connection with its merger with Plum Creek Timber Company, Inc. in 2016. Mr. Hossain's benefits under the Plum Creek legacy pension plans were frozen, and he ceased accruing benefits thereunder from and after the date of the merger, except as discussed below.

(6) *Amounts for Messrs. Stockfish and Wold represent the total actuarial present value of accumulated benefit under Formula B of the Weyerhaeuser pension plans, using the applicable earliest unreduced retirement age specified above. Amounts for Mr. Keatley and Ms. Merle represent the total actuarial present value of accumulated benefit under Formula A and Formula B of the Weyerhaeuser pension plans, using the applicable earliest unreduced retirement age specified above. Amounts for Mr. Hossain represent the total actuarial present value of the accumulated benefits under the Plum Creek legacy pension plans using the plans' normal retirement age of 65. Estimates for Messrs. Stockfish, Wold, Keatley and Ms. Merle are based on current compensation and years of service. For more information regarding the method and assumptions applied in calculating the present value of accumulated benefits, refer to the company's disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Part II, Item 8, Notes to Consolidated Financial Statements — Note 8 Pension and Other Post-Employment Benefit Plans.*

The company maintains two pension plans in which Messrs. Stockfish, Wold, Keatley and Ms. Merle are eligible to participate: the Weyerhaeuser Pension Plan, a noncontributory, tax-qualified defined benefit pension plan, and the Supplemental Retirement Plan, a noncontributory, nonqualified retirement pension plan. Benefits under the Weyerhaeuser Pension Plan accrue for salaried employees under two separate formulas: Formula A, for service accrued prior to January 1, 2010; and Formula B, for service accrued on and after January 1, 2010. The annual retirement benefit payable upon normal retirement under Formula A is equal to (i) 1.1 percent of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued through December 31, 2009, plus (ii) 0.45 percent of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Weyerhaeuser Pension Plan), multiplied by the number of years of credited service accrued through December 31, 2009.

The annual retirement benefit payable upon normal retirement under Formula B is equal to (i) 0.8 percent of the participant's average annual salary for the highest five consecutive years during the 10 calendar years before retirement, multiplied by the years of credited service accrued on and after January 1, 2010, plus (ii) 0.3 percent of such highest average annual salary in excess of the participant's Social Security Integration Level (as such term is defined in the Weyerhaeuser Pension Plan), multiplied by the number of years of credited service accrued on and after January 1, 2010.

NEOs whose pension plan benefit exceeds IRC limitations for tax-qualified plans accrue benefits under the Supplemental Retirement Plan. Benefits from the Supplemental Retirement Plan are paid from the general funds of the company and are determined by applying the applicable formula under the Weyerhaeuser Pension Plan for salaried employees but include benefits and compensation that exceed the IRC limitations.

Normal retirement age for salaried employees is 65 under the Weyerhaeuser Pension Plan and the Supplemental Retirement Plan. Under the terms of the plans, Messrs. Stockfish, Wold and Keatley and Ms. Merle are eligible for early retirement at age 55 with at least 10 years of service. Before normal retirement at age 65, Mr. Keatley's and Ms. Merle's benefit under Formula A ranges from 72 percent to 100 percent, and Messrs. Stockfish, Wold and Keatley and Ms. Merle's benefits under Formula B range from approximately 47 percent to 100 percent.

The Weyerhaeuser Pension Plan and Supplemental Retirement Plan are closed to new hires and rehires effective January 1, 2014. Mr. Hossain was hired after January 1, 2014, and is thus not eligible to participate in either of the Weyerhaeuser pension plans. Mr. Hossain is vested in pension benefits under the terms of legacy tax-qualified and supplemental pension plans assumed by the company in connection with its 2016 merger with Plum Creek Timber Company, Inc. Benefits for Mr. Hossain accrued under these plans according to a cash balance formula payable to him upon retirement. Mr. Hossain's benefits under these plans were frozen, and he ceased to accrue benefits from and after the time of the Plum Creek merger, except that his benefit continues to accrue an interest credit tied to the 30-year Treasury interest rate. Normal retirement age under the Plum Creek legacy cash-balance plans is age 65. The form of benefit is a lump sum of the cash balance as of the benefit commencement date, or for the tax-qualified portion, he may elect an optional monthly annuity.

Nonqualified Deferred Compensation

The following table provides information for each of our NEOs regarding aggregate executive and company contributions, aggregate earnings for 2025 and year-end account balances under the company's deferred compensation plan.

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
Devin W. Stockfish	—	—	57,077	—	1,078,297
David M. Wold	—	—	—	—	—
Paul Hossain	—	27,961	27,401	—	236,829
Travis A. Keatley	86,500	—	17,022	—	333,347
Denise M. Merle	—	—	(12,704)	—	977,807

(1) *Amount represents a portion of Mr. Keatley's AIP award compensation deferred at his election. This amount is included in the amount reported in the Summary Compensation Table under the ''Nonequity Incentive Plan Compensation'' column.*

(2) *Amount represents nonelective employer contributions under the Supplemental DC Plan. This amount is included in the amounts reported in the Summary Compensation Table under ''All Other Compensation''.*

(3) Amounts represent fiscal 2025 earnings, which include interest on amounts deferred into the fixed-interest account and gains or losses on amounts deferred into the stock equivalent account of the deferral plan for Messrs. Stockfish and Keatley and Ms. Merle, and earnings on Supplemental DC Plan account investments for Mr. Hossain. These amounts are not included in the Summary Compensation Table because none of the earnings were preferential.

(4) Amounts include interest earned on amounts deferred into the fixed-interest account of the deferral plan for Messrs. Stockfish and Keatley and Ms. Merle, and earnings on Supplemental DC Plan account investments for Mr. Hossain. Year-end balance amounts include compensation reported in summary compensation tables for years prior to 2025 in which the individual was an NEO as follows: Mr. Stockfish, $694,290 and Mr. Keatley, $197,700.

NEOs are eligible to participate in the deferred compensation plan. The plan provides the opportunity to defer base salary and cash incentive awards for payment at a future date. NEOs may defer between 10 percent and 50 percent of their base salary and up to 100 percent of an incentive cash award. The interest credited for deferred cash is determined each year by the Compensation Committee. The current interest rate formula is 120 percent of the AFR as published by the IRS in January of the plan year. NEOs may also choose to defer all or a portion of any cash incentive awards into a deferred compensation plan account denominated in stock equivalent units for a minimum five-year deferral period. Stock equivalent deferrals are credited with a premium determined each year by the Compensation Committee, applied at the time of the deferral. The current premium on stock equivalent deferrals is 15 percent. The amount designated to be deferred in the form of stock equivalent units (including the premium) is divided by the median closing price per share of company common stock over the last 11 trading days of January to determine the number of deferred stock equivalent units to be credited to the NEO's account. Deferred stock equivalent units earn dividends equal to dividends paid on company common stock, which are credited as additional stock equivalent units. The value of the deferred account grows or declines based on the performance of Weyerhaeuser common stock and the amount of paid dividends. The premium, including any appreciation and dividend equivalent units earned thereon, is forfeited if the NEO's separation of service to the company occurs prior to the mandatory five-year deferral period unless the separation is due to death, disability or retirement, or is a qualified termination following a change of control.

The timing of payment of deferred compensation varies depending on when the compensation was deferred and whether it was deferred into a cash account or into a stock equivalent account. For payment of deferrals made in years on or after 2015 but prior to 2023 (whether into cash or stock equivalent accounts), amounts are paid in cash in the calendar year following the year of the NEO's separation from service. Payments are made in either a lump sum or up to ten annual installments at the election of the NEO at the time the deferral election is made. For payments from base salary and cash award accounts for deferrals in years on or after 2023, amounts are paid to the NEO (i) the year specified by the NEO or (ii) the year after the NEO's separation from service, whichever comes first. Payments are made in either a lump sum or up to ten annual installments if made after the NEO's separation from service. In-service payments are made in either a lump sum or up to five annual installments. In each case, the form and timing of such payments are made at the election of the NEO at the time the deferral election is made. For payments from stock equivalent accounts, amounts are paid to the NEO beginning the year after the NEO's separation from service. Such payments are made in a lump sum or up to ten annual payments at the election of the NEO at the time the deferral election is made. Payments from the stock equivalent accounts are made in cash and are determined by multiplying the number of common stock equivalent units in the NEO's account by the median closing price per share of company common stock over the last 11 trading days of January. No withdrawals or other distributions are permitted under the terms of the deferred compensation plan before the NEO's specified payment date. All payout elections are made and administered in compliance with the requirements and limitations of IRC Section 409A.

Mr. Hossain participated in the Supplemental DC Plan, which provides for nonelective employer contributions of (i) 5 percent of bonus pay and (ii) an excess amount that would otherwise be provided under the tax-qualified defined contribution 401(k) plan if IRC restrictions on the inclusion of deferred compensation in the definition of 401(k)-eligible pay and annual compensation limits did not apply. As discussed in our *Compensation Discussion and Analysis — Compensation Program Design — Supplemental Retirement Plan and Supplemental Defined Contribution Plan* on page 38, these benefits are provided to employees who were hired on or after January 1, 2014, and are therefore ineligible to participate in the company's pension plans.

Potential Payments Upon Termination or Change of Control

Key Definitions

As used in this section, the following terms are defined as indicated below.

Cause, as used in our executive agreements, means: an executive officer's unauthorized misuse of the trade secrets or proprietary information of the company or any affiliate; gross negligence or willful and continued failure to perform substantially the officer's duties with the company that is reasonably likely to cause material harm to the company; conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude; willful engagement in illegal conduct or gross misconduct that is reasonably likely to cause material harm to the company; or material failure to cooperate in good faith with a governmental or internal investigation of the company, any affiliate or any of their respective directors, officers or employees, if the company has requested the participant's cooperation.

Cause, as used in our equity award agreements, means: willful and continued failure to perform substantially the executive officer's duties with the company; conviction of a felony; or willfully engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to the company.

Good Reason means: a material reduction in the executive officer's authority, duties or responsibilities existing immediately prior to the change of control; a requirement that the officer be based at a location that is at least 50 miles further from the officer's primary residence immediately prior to the change of control; a material reduction of the officer's base salary as in effect immediately prior to the change of control; a material reduction (in the aggregate) to the benefits provided to the officer immediately prior to the change of control, unless the overall benefits provided are substantially consistent with the average level of benefits of other officers holding similar positions at the acquiring company; a material reduction in the officer's level of participation in any of the company's short- or long-term incentive compensation plans.

Qualifying Termination means: an involuntary termination by the company without cause, or a resignation by the executive officer for good reason, in each case, within 24 months after the month of a change of control.

Change of Control

Change of Control Agreements. The company has agreements with each of its executive officers providing for specified payments and other benefits if, within the period of 24 full calendar months after the month of a change of control of the company, the executive officer's employment is terminated by the company or its successor under circumstances that constitute a Qualifying Termination, mandatory retirement, early retirement, disability or death.

The following description of benefits is applicable to a termination occurring on December 31, 2025. If an executive officer experiences a Qualifying Termination, he or she will receive:

- An amount equal to two times the highest rate of the NEO's annualized base salary rate in effect at any time up to and including the effective date of the executive officer's termination

- Two times the NEO's target annual bonus established for the bonus plan year in which the termination of employment occurs

- A pro rata portion of the executive officer's bonus for the plan year in which the termination of employment occurs, with company and individual performance goals deemed to be achieved at target

- Subject to any and all required applicable taxes, a lump sum payment of $20,000 to assist the executive in paying for outplacement services, plus an amount equal to the then-current Company portion of the COBRA premium for the executive for a period of twenty-four months beginning on the effective date of termination.

- Full vesting of benefits under any and all supplemental retirement plans in which the executive officer participates, calculated under the assumption that the executive officer's employment continues following his or her termination date for two full years

The benefits payable to our CEO are the same as described above, except that the amount paid for base salary is three times his highest base salary rate, the amount paid for target bonus is three times target annual bonus and the assumption for additional years of employment for supplemental retirement plans is three full years. Receipt of change of control benefits is conditioned on the executive officer executing and delivering to the company a noncompetition and release agreement pursuant to which the executive officer shall agree to a general release of claims against the company, to not disclose the company's confidential information or make any disparaging statements about the company and, for a period of two years, to not engage or participate in any business that competes with the company or solicit any of the company's employees, customers, vendors or suppliers.

Equity Award Change of Control Provisions. The company's equity awards include change of control provisions that are triggered upon a change of control of the company and a Qualifying Termination. Under these circumstances:

- Vesting of outstanding RSUs would be accelerated

- Unearned PSUs would be deemed to have been earned at target performance

- Earned PSUs would vest and be released

In addition, in the event that outstanding RSU and PSU awards are not assumed, converted or replaced by the successor entity to the company following a change of control, the plans and award agreements provide for immediate acceleration of vesting of the awards and settlement in cash, with PSU awards earned at target performance.

Other Terminations

Severance Agreements. Agreements with each of the company's executive officers provide for severance benefits if the executive's employment is terminated by the company when there is no change of control, unless the termination is for cause or is the result of the company's executive officer mandatory retirement policy (age 65), disability or death. The severance benefit payable is an amount equal to:

- One and one-half times the highest rate of the executive officer's annualized base salary rate in effect at any time up to and including the effective date of termination of employment

- One and one-half times the executive officer's target annual bonus established for the bonus plan year in which the termination of employment occurs

- A pro rata portion of the executive officer's bonus for the plan year in which the termination of employment occurs, based on company performance against goals for the bonus plan year, but with individual performance goals deemed to be achieved at target

- Subject to any and all required applicable taxes, a lump sum payment of $20,000 to assist the executive officer in paying for outplacement services, plus an amount equal to the then-current company portion of the COBRA premium for the executive officer for a period of eighteen months beginning on the effective date of termination.

The severance benefit payable to our CEO is the same as described previously, except that the amount paid for base salary is two times his highest base salary rate and the amount paid for target bonus is two times his target annual bonus. Receipt of severance benefits is conditioned on the executive officer executing and delivering to the company a noncompetition and release agreement pursuant to which the executive officer shall agree to a general release of claims against the company, to not disclose the company's confidential information or make any disparaging statements about the company and, for a period of one year, to not engage or participate in any business that competes with the company and, for a period of two years, to not solicit any of the company's employees, customers, vendors or suppliers.

Other Equity Award Termination Provisions. The company's equity awards have other termination provisions that are triggered upon the occurrence of specified events, including voluntary retirement upon reaching age 62, death and disability and termination due to role elimination.

- *Retirement*. A pro-rata portion of the most recent grant and all of the other outstanding awards of RSUs and PSUs continue to remain outstanding and are earned and vested in accordance with their terms.

- *Death and Disability*. All outstanding RSUs immediately vest, and all outstanding PSUs continue to be earned based on actual performance and vest according to their terms.

- *Role Elimination*. All outstanding RSUs and PSUs remain outstanding for one year from the date of termination of service to the company, during which time RSUs continue to vest according to their terms and PSUs continue to be earned based on actual performance and vest according to their terms.

Termination Payments

The following tables present estimated incremental payments that could have been made to the NEOs upon termination of their employment in the indicated circumstances as if the event had occurred on December 31, 2025. Valuation of all equity awards is calculated using the closing price of our common stock on December 31, 2025, of $23.69. The following scenarios each assume that the NEO's termination was not for ''cause'', which would result in the forfeiture of all outstanding equity awards and would prevent payment of termination benefits under the executive severance and change of control agreements.

Name	Change of Control + Qualifying Termination				
	Cash[1] ($)	Equity[2] ($)	Pension[3] ($)	Other[4] ($)	Total ($)
Devin W. Stockfish	12,480,000	18,630,704	503,341	37,880	31,651,925
David M. Wold	3,789,500	4,307,451	88,789	37,880	8,223,620
Paul Hossain	3,025,000	1,848,301	—	37,880	4,911,181
Travis A. Keatley	3,275,000	3,997,728	631,535	37,880	7,942,143
Denise M. Merle	3,300,000	3,409,520	874,696	37,880	7,622,096

(1) Amounts represent a cash payment pursuant to the NEO's change of control agreement with the company.

(2) Amounts represent the value of vested RSU and earned and vested PSU awards upon a change of control and a qualifying termination. Vesting of outstanding RSU awards would accelerate, and the number of shares earned and vested in connection with outstanding PSU awards would be as follows: actual performance of 66.6 percent for the 2023 PSU awards and target performance of 100 percent for the 2024 and 2025 PSU awards. See discussion under Change of Control in this section for more information.

(3) Amounts represent the estimated present value of an annual increase in Supplemental Retirement Plan pension payments pursuant to the terms of the NEO's change of control agreement with the company. The annual increase for Messrs. Wold and Keatley and Ms. Merle assumes that credit for two additional years of service applies to benefits earned under Formula B and two additional years of age applies to benefits earned under Formula A and B following termination of employment. The annual increase for Mr. Stockfish assumes that credit for three additional years of service applies to benefits earned under Formula B and three additional years of age applies to benefits earned under Formula A and B following termination of employment.

(4) Amounts represent a lump-sum payment to assist with paying for replacement health and welfare coverage and outplacement services.

	Termination without Cause (not in connection with a Change of Control)				
Name	Cash[1] ($)	Equity[2] ($)	Pension ($)	Other[3] ($)	Total ($)
Devin W. Stockfish	8,992,000	5,549,407	—	33,410	14,574,817
David M. Wold	3,023,250	1,170,322	—	33,410	4,226,982
Paul Hossain	2,856,000	339,102	—	33,410	3,228,512
Travis A. Keatley	2,830,000	1,165,263	—	33,410	4,028,673
Denise M. Merle	2,630,000	1,009,484	—	33,410	3,672,894

(1) Amounts represent a cash payment pursuant to the NEO's severance agreement with the company.

(2) Amounts for each NEO, represent the value of RSU and PSU awards that remain outstanding for one additional year following the date of an involuntary termination without cause due to the elimination of a role or position with the company. Outstanding RSU awards would therefore vest on any vesting date(s) during the additional one-year period and PSU awards granted in 2023 would be earned on December 31, 2025, based on actual performance and vest on March 1, 2026. However, PSU awards granted in 2024 and 2025 would not be earned (and therefore would not vest) and no shares would be earned pursuant to these awards.

(3) Amounts represent a lump-sum payment to assist with paying for replacement health and welfare coverage and outplacement services.

	Death or Disability				
Name	Cash ($)	Equity[1] ($)	Pension ($)	Other ($)	Total ($)
Devin W. Stockfish	—	18,630,704	—	—	18,630,704
David M. Wold	—	4,307,451	—	—	4,307,451
Paul Hossain	—	1,848,301	—	—	1,848,301
Travis A. Keatley	—	3,997,728	—	—	3,997,728
Denise M. Merle	—	3,409,520	—	—	3,409,520

(1) Amounts represent the value of accelerated vesting of RSU awards and the value of earned and vested PSU awards upon termination due to death or disability. Vesting of outstanding RSU awards would accelerate, and the number of shares earned in connection with outstanding PSU awards would be based on actual performance of such awards against their respective performance goals and would vest and be paid on their respective vesting dates. PSU award values shown in the table are therefore an estimate based on (i) actual performance of 66.6 percent for the 2023 PSU awards and (ii) estimated performance of 100 percent for the 2024 PSU awards and 100 percent for the 2025 PSU awards. Estimated future PSU performance is calculated using the same method described in footnote (5) to the Outstanding Equity Awards at 2025 Fiscal Year End table.

	Retirement				
Name	Cash[1] ($)	Equity[2] ($)	Pension ($)	Other ($)	Total ($)
Denise M. Merle	—	3,288,940	—	—	3,288,940

(1) Amount represents the value of vested RSU and earned and vested PSU awards that would remain outstanding pursuant to the early retirement terms and conditions applicable to each equity award. Upon retirement at age 62 and older, outstanding RSU awards continue to vest and outstanding PSU awards will be earned and will vest in accordance with the terms of the awards. Ms. Merle reached early retirement age during 2025. The number of shares used to calculate the amount shown in the table is based on the future vesting of Ms. Merle's (i) 58,280 RSUs, (ii) 30,517 performance shares earned under the 2023 PSU award based on actual performance and (iii) estimated 65,318 performance shares that could be earned under the 2024 and 2025 PSU awards. The performance share estimate for the 2024 and 2025 PSU awards is based on assumed performance of the awards using the same method described in footnote (5) to the Outstanding Equity Awards at 2025 Fiscal Year End table. The number of actual shares that will be earned under the 2024 and 2025 PSU awards, if any, will be based on the achievement of performance goals at the end of the applicable performance period.

Compensation Committee Interlocks and Insider Participation

Messrs. Emmert, Holley, Monaco and O'Rourke and Ms. Piasecki served on the Compensation Committee during 2025. No person who served on the Compensation Committee was an officer or employee of Weyerhaeuser or any of its subsidiaries during 2025 or any prior period, nor did any such person have a relationship requiring disclosure under Item 404 of Regulation S-K. During 2025, no executive officer of Weyerhaeuser served either as a member of the Compensation Committee or as a director of any company for which any member of the Weyerhaeuser board (including the Compensation Committee) served as an executive officer.

Risk Analysis of Our Compensation Programs

The Compensation Committee reviews our compensation plans and policies to ensure that they do not encourage unnecessary risk-taking and instead encourage behaviors that support sustainable value creation. In 2025, the committee, with the assistance of FW Cook, reviewed the company's compensation policies and practices for employees, including NEOs, and believes that our compensation programs are not reasonably likely to have a material adverse effect on the company. We believe the following factors reduce the likelihood of excessive risk-taking:

- The program design provides a balanced mix of cash and equity, short-term and long-term incentives, fixed and performance-based pay, and performance metrics

- Maximum payout levels for incentive awards are capped

- The Compensation Committee has downward discretion over cash incentive program payouts

- Executive officers are subject to share ownership guidelines

- Compliance and ethical behaviors are integral factors considered in all performance assessments

- The company has adopted policies prohibiting hedging and pledging by executives and directors

- The company maintains a compensation recovery policy

CEO Pay Ratio

Our CEO to median employee pay ratio is calculated in accordance with SEC rules and requirements. We identified the median employee by examining the 2025 total taxable compensation for all active employees, excluding our CEO, who were employed by us on a full- or part-time basis, or seasonally, as of December 31, 2025, and who received taxable compensation in 2025. We excluded only our Japanese employees, because they represent less than 5 percent of our total employee population. After excluding our 9 employees in Japan, our pay ratio was based on 9,401 of the 9,410 total number of our employees who received taxable compensation in 2025. We did not make any assumptions, adjustments or estimates with respect to total taxable compensation other than to exclude certain pre-tax deductions relating to health care expense, and we did not annualize the compensation for any permanent (full-time or part-time) employees who were not employed by us for all of 2025. We believe our use of total taxable compensation for these employees was appropriate because taxable income is a consistently applied compensation measure and the information is reasonably ascertainable.

After identifying the median employee based on total taxable compensation, we calculated the employee's annual total compensation using the same methodology we use for our NEOs, as set forth in the Summary Compensation Table. Based on this information, we estimate that the total annual compensation of our median employee for 2025 is $114,304. As reported in the Summary Compensation Table, the annual total compensation for our CEO for 2025 is $13,983,685. As a result, we estimate that our 2025 CEO to median employee pay ratio is 122:1.

SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by many other companies are likely not comparable to our CEO pay ratio.

Pay Versus Performance

As discussed in our Compensation Discussion and Analysis, our executive compensation program is designed to reflect a strong focus on pay-for-performance to drive superior financial results and value creation and strongly align our executives' interests with those of our shareholders. For more information about our pay-for-performance philosophy and how that is incorporated in our executive compensation program, see the discussion on *Compensation Philosophy and Principles — Pay-for-Performance* on page 29 of our *Compensation Discussion and Analysis*. The following table and accompanying disclosures report "compensation actually paid" ("CAP") to our CEO and the average of such pay to our other NEOs ("Non-CEO NEOs"), along with other specified financial performance measures. The amounts shown for CAP are calculated in accordance with SEC rules and do not reflect the actual amount of compensation earned by or paid to our NEOs.

Pay Versus Performance Table

					Value of Initial Fixed $100 Investment Based on:			
Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[3] ($)	Average Compensation Actually Paid to Non-CEO NEOs[2] ($)	Total Shareholder Return[4] ($)	Peer Group Total Shareholder Return[5] ($)	Net Income (in millions)[6] ($)	One-Year Relative TSR (percentile rank)[7]
2025	13,983,685	10,318,880	4,125,437	3,058,649	86.43	102.20	324	51.8th
2024	12,952,945	4,514,762	3,718,751	1,805,156	99.40	105.55	396	29.6th
2023	13,022,431	15,217,383	3,806,336	3,882,166	119.20	109.33	839	44.1st
2022	12,969,306	6,616,958	3,660,540	2,012,724	100.98	95.27	1,880	61.6th
2021	12,715,531	17,032,291	4,028,448	4,631,147	126.92	117.33	2,607	46.3rd

(1) *Represents total compensation reported for our CEO, Mr. Stockfish, as set forth in the "Total" column of the Summary Compensation Table for the applicable year.*

(2) *Represents CAP as calculated in accordance with SEC rules. The following table shows the fiscal 2025 adjustments made to CEO total compensation and to the average total compensation of our Non-CEO NEOs in arriving at CAP.*

	CEO ($)	Average for Non-CEO NEOs ($)
Summary Compensation Table Total	13,983,685	4,125,437
Reported Grant Date Fair Value of Equity Awards[a]	(10,155,810)	(2,109,733)
Equity Award Adjustments[b]	6,647,412	1,419,222
Reported Change in the Actuarial Present Value of Pension Benefits[c]	(399,375)	(444,852)
Pension Benefit Adjustments[d]	242,968	68,575
Compensation Actually Paid	10,318,880	3,058,649

(a) *Represents amounts reported in the "Stock Awards" column in the Summary Compensation Table for fiscal 2025.*

(b) *Equity award adjustments for fiscal 2025 include the addition or subtraction of the following: (i) the year-end fair value of any equity awards granted in fiscal 2025 that are outstanding and unvested as of the end of the year; (ii) the change in fair value as of the end of fiscal 2025 (from the end of the prior fiscal year) of awards granted in prior years that are outstanding and unvested as of the end of fiscal 2025; (iii) for awards granted in fiscal 2025 that vested during fiscal 2025, the fair value as of the vesting date; (iv) for awards granted in prior years that vested during fiscal 2025, the amount equal to the change in fair value as of the vesting date (from the end of the prior fiscal year); and (v) for awards granted in prior years that were forfeited or otherwise determined to fail to meet vesting conditions during fiscal 2025, a deduction equal to the fair value of such awards at the end of the prior fiscal year. The dollar value of dividend equivalent units accrued on unvested equity awards during fiscal 2025 is reflected in the fair value of such awards. The valuation assumptions used to calculate fair values did not differ materially from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for the CEO and the average for the non-CEO NEOs are set forth in the following table.*

	CEO ($)	Average for Non-CEO NEOs ($)
Year-End Fair Value of Outstanding and Unvested Equity Awards Granted During the Year	7,862,135	1,627,353
Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Previous Years	(1,553,470)	(257,602)
Fair Value at Vesting Date of Awards Granted and Vested During the Fiscal Year	—	5,530
Change in Fair Value from End of Prior Year to Vesting Date of Awards Granted in Prior Fiscal Year That Vested During the Fiscal Year	338,747	43,941
Prior Year-End Fair Value of Equity Awards Forfeited During the Year	—	—
Total Equity Award Adjustments	6,647,412	1,419,222

(c) Represents amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for fiscal 2025.

(d) Pension benefit adjustments for fiscal 2025 represent the actuarially determined service cost for services rendered during fiscal 2025 calculated in accordance with U.S. GAAP. There were no plan amendments or initiations during fiscal 2025 and thus no applicable cost of benefits for services rendered in periods prior to a plan amendment or initiation. The pension benefit adjustments were calculated as follows:

	CEO ($)	Average for Non-CEO NEOs ($)
Service Cost	242,968	68,575
Prior Service Cost	—	—
Total Pension Benefit Adjustments	242,968	68,575

(3) Represents the average of the amounts of total compensation reported for our Non-CEO NEOs as set forth in the "Total" column of the Summary Compensation Table for the applicable year. Our Non-CEO NEOs for each year presented were as follows: for 2021, Nancy S. Loewe, Russell S. Hagen, Kristy T. Harlan and Keith J. O'Rear; for 2022, Nancy S. Loewe, David M. Wold, Russell S. Hagen, Travis A. Keatley and Keith J. O'Rear; for 2023, David M. Wold, Russell S. Hagen, Travis A. Keatley and Keith J. O'Rear; for 2024, David M. Wold, Russell S. Hagen, Kristy T. Harlan, Travis A. Keatley and Keith J. O'Rear; and for 2025, David M. Wold, Paul Hossain, Travis A. Keatley and Denise M. Merle.

(4) Represents cumulative TSR of the company for the applicable year.

(5) Represents cumulative TSR of the S&P Global Timber and Forestry Index for the applicable year.

(6) Represents net income as reported in the company's audited financial statements for the applicable year.

(7) Represents the company's percentile ranking for the applicable year based on its One-Year TSR relative to that of a comparator group of industry peers used in our PSU long-term incentive awards. The industry peer group for each applicable year corresponds to the composition of the peer group for the same PSU plan year. The Compensation Committee has identified One-Year Relative TSR as the "Company Selected Measure". While the committee does not view this measure as the single most important financial measure of performance used in the company's executive compensation program, we are required by SEC disclosure rules to select one such measure and identify it in the Pay Versus Performance Table as the "Company Selected Measure". The committee chose this measure because relative TSR is used as a performance goal in the PSU plan, in which all NEOs participate. In the PSU plan, relative TSR is measured over a three-year performance period; however, pursuant to SEC guidance, we are required to disclose relative TSR for each fiscal year (a one-year period) in the table. Other important measures of performance, such as Adjusted EBITDA and RONA, are used in different combinations in our short-term incentive plan performance goals among the NEOs.

Table of Financial Performance Measures

Set forth below are the financial measures of company performance that the Compensation Committee and the board of directors view as the most important in aligning the interests and incentives of our executives with those of the company and its shareholders. The measures in this table are not listed in order of importance. How we define and use these measures in our executive compensation program, as well as the Compensation Committee's reasons for choosing them, is discussed in our *Compensation Discussion and Analysis,* beginning on page 25.

Most Important Performance Measures
Adjusted EBITDA
Relative Total Shareholder Return
Return on Net Assets (RONA)

Description of Relationships Between Compensation Actually Paid and Specified Financial Measures

The following graphs depict the general relationships between the financial performance measures and CAP amounts set forth above in the Pay Versus Performance Table. Fluctuations in CAP are generally driven by changes to the following: our stock price; changes to levels of projected and actual achievement of our PSU performance goals (which are based on our TSR relative to that of an industry peer group measured over a three-year performance period); changes in the degree of achievement of our short-term incentive plan goals; and, for pension service costs, changes to pension formula earnings (base pay and cash bonus) and key actuarial assumptions such as the applicable discount rate. Changes in the composition of our NEOs, particularly those involving newly appointed executive officers with relatively few outstanding equity awards, can also affect CAP from period to period.



Item 3. Ratify Appointment of the Independent Auditors

Evaluation and Appointment of the Independent Auditors for 2026

The Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of our independent auditors, including selection and approval of the lead audit engagement partner. The Audit Committee has appointed the firm of KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit the financial statements and internal control over financial reporting of the company and its subsidiaries for 2026. Representatives of KPMG are expected to be present at the virtual annual meeting and will be able to make a statement or speak if they wish to do so and answer appropriate questions from shareholders.

The Audit Committee engages in a rigorous annual review of KPMG's performance, qualifications and independence from the company in deciding whether to reappoint the firm or engage another independent accounting firm. In considering whether or not to reappoint KPMG, the committee meets without KPMG present and considers many factors, including, among other things, the following:

- KPMG's independence from Weyerhaeuser and its management, including any factors that may affect KPMG's objectivity and willingness to be candid with the committee with audit findings

- KPMG's quality control procedures and the quality and effectiveness of KPMG's historical and recent performance on the company's audit

- External data on KPMG's audit quality and performance, including PCAOB (Public Company Accounting Oversight Board) inspection reports on KPMG

- KPMG's experience and technical expertise in our industry and the qualifications and experience of the individuals comprising our assigned audit team

- The quality, consistency and candor of KPMG's communications with the committee and management regarding the audit

- KPMG's judgments on critical accounting matters

- Competitiveness of KPMG's fees, taking into account the size and complexity of the company's audit

Auditor Independence

KPMG has served as Weyerhaeuser's independent auditor since 2002. In considering the firm's tenure, the Audit Committee takes into account the following benefits of continuing to engage KPMG:

- Enhanced audit quality and audit efficiency stemming in part from KPMG's deep familiarity with the company's business and operations, its accounting policies and practices and its control framework, as well as KPMG's extensive experience in the forest products industry

- Avoidance of significant disruption and distraction for the company's management, as well as the added cost and expense associated with changing independent audit firms, including out-of-pocket costs and the time investment necessary to educate and onboard a new audit firm

- The mandatory five-year rotation of the lead KPMG audit partner on the company's audit and audit committee review, selection and approval of his or her replacement

- Savings on KPMG audit fees due to increased audit efficiency

The Audit Committee also recognizes the importance of KPMG's independence. Among the many factors that the committee believes maintain KPMG's continued independence are: the committee's rigorous oversight of KPMG, which includes the committee's service and fee preapproval policies; KPMG's own independence procedures, which include the mandatory lead audit partner rotation discussed above; and regulatory oversight of KPMG by the PCAOB and the SEC.

Policy on Preapproval of Independent Auditors Services

The Audit Committee reviews and approves the services to be provided by the independent auditors and approves all related fees. The authority to approve services may be delegated by the committee to one or more of its members. Currently, this authority is delegated to the Audit Committee chair, Ms. Lewis. If authority to approve services has been delegated to a committee member, any such approval of services must be reported to the committee at its next scheduled meeting. The Audit Committee has considered the services rendered by KPMG for services other than the audit of the company's financial statements in 2025 and has determined that the provision of these services is compatible with maintaining the firm's independence.

Independent Auditor Fees

The Audit Committee approves the audit and non-audit services to be performed by the independent auditors to ensure that the provision of such services does not impair the auditor's independence. All services, engagement terms, conditions and fees, as well as changes in such terms, conditions and fees must be, and were, approved by the committee in advance. The company was billed for professional services provided during 2025 and 2024 by KPMG in the amounts set out in the following table. The year-over-year decrease in fees from 2024 to 2025 was due primarily to additional audit and audit-related work in 2024 performed by KPMG that related to our implementation of new enterprise software systems.

	Fee Amount 2025	Fee Amount 2024
Audit Fees [1]	$5,269,000	$6,511,500
Audit-Related Fees [2]	$ 102,306	$ 617,394
Tax Fees	—	—
All Other Fees	—	—
Total	$5,371,306	$7,128,894

(1) Audit fees for 2024 and 2025 comprise the aggregate fees for professional services rendered by KPMG for the audit of the company's annual financial statements and review of financial statements included in the company's Form 10-K and Forms 10-Q, as well as fees for the audit of the company's internal control over financial reporting.

(2) Audit-related fees for 2025 comprise fees for services rendered in support of employee benefit plan audits. Audit-related fees for 2024 comprise fees for services rendered in support of employee benefit plan audits and internal control review services related to the implementation of new enterprise software systems in the amounts of $87,292 and $530,102, respectively.

Selection of the company's independent auditors is not required to be submitted to a vote of the company's shareholders for ratification; however, the board of directors is submitting this matter to the shareholders as a matter of good corporate governance. If the shareholders fail to vote in favor of the selection, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another without re-submitting the matter to the company's shareholders. Even if shareholders vote in favor of the appointment, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the company and the shareholders.

 **The board of directors recommends that shareholders vote "FOR" the ratification of the appointment of KPMG LLP as Weyerhaeuser's independent auditors for 2026.**

Audit Committee Report

The Audit Committee operates pursuant to a written charter that sets forth its duties and responsibilities, which are summarized on page 9. Primary among its responsibilities are oversight of the company's financial statements and internal control over financial reporting, the audit of these items by the company's independent auditor and the internal audit group, and the performance and terms of engagement of the independent auditor. The Audit Committee relies on management, our internal audit group and the independent auditor in discharging its responsibilities. Management is responsible for preparing the company's financial statements and for designing and evaluating the adequacy, quality and effectiveness of internal controls over financial reporting and disclosure controls to ensure compliance with applicable accounting standards, laws, rules and regulations. KPMG, the company's independent auditor, is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing audit reports on the consolidated financial statements and the assessment of the effectiveness of internal controls over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes on behalf of the board of directors.

For the fiscal year ended December 31, 2025, the Audit Committee fulfilled the responsibilities outlined in its charter, including but not limited to the following:

- Reviewed and discussed with management and KPMG the company's annual audited financial statements

- At both formal committee meetings and in ongoing discussions between the committee chair and the lead audit partner throughout the year, discussed with KPMG several matters pertaining to KPMG's audit activities and results, including but not limited to the matters required to be discussed by Auditing Standard 1301, Communications with Audit Committees, and applicable SEC requirements

- Received the written disclosures and the letter from KPMG required by the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence and reviewed, evaluated and discussed with KPMG the written report and KPMG's independence from the company

- Based on the foregoing reviews and discussions, recommended to the board of directors that the audited financial statements and assessment of internal control over financial reporting be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025

- Reviewed KPMG's report on the firm's internal quality control procedures, as well as the qualifications, performance and independence of the firm and, in consideration of the foregoing and other relevant information, engaged in a rigorous assessment of KPMG's performance

- Met separately in executive sessions four times each with management, the head of internal audit and KPMG

- Reviewed and discussed with management, the head of internal audit and KPMG the scope and plan of their respective audits

- Reviewed with KPMG and the head of internal audit the outcomes of their respective audits, including their conclusions, significant findings and recommendations, and related management responses

- Reviewed and discussed with management, internal audit and KPMG the company's unaudited quarterly financial statements

- Reviewed and discussed with the head of internal audit findings during each quarter and their impact, if any, on the company's internal controls

- Reviewed and discussed with management, internal audit, and KPMG the company's earnings press releases and related financial information during the year

- Reviewed with management legal and regulatory matters that could have a material effect on the company's financial statements

- Assessed the performance of the company's internal audit function

- Assessed its own performance as a committee, as well as the adequacy of its charter

The current members of the Audit Committee are set forth below:

- Sara Grootwassink Lewis, Chair
- Deidra C. Merriwether
- Lawrence A. Selzer
- Kim Williams

Stock Information

Beneficial Ownership of Common Shares

Beneficial Ownership of Directors and Named Executive Officers

The following table shows, as of March 17, 2026, the number of common shares beneficially owned by each current director and NEO, and by all current directors and all executive officers as a group, as well as the number of stock equivalent units owned by each current director and NEO, and by all current directors and executive officers as a group, under the company's deferred compensation plans. Percentages of class have been calculated based upon 721,042,609 shares, which was the total number of common shares outstanding as of March 17, 2026.

Name of Individual or Identity of Group	Voting and/or Dispositive Powers (number of common shares)[1][2][3]	Percent of Class (common shares)	Common Stock Equivalent Units[4]
Rick Beckwitt	24,065	*	—
Mark A. Emmert	58,623	*	31,277
Rick R. Holley	218,277	*	83,901
Paul Hossain	22,790	*	—
Travis A. Keatley	94,361	*	—
Sara Grootwassink Lewis	30,119	*	71,758
Denise M. Merle	166,847	*	13,376
Deidra C. Merriwether	—	*	31,581
Al Monaco	75,846	*	—
James C. O'Rourke	28,661	*	—
Nicole W. Piasecki	261,045	*	84,822
Lawrence A. Selzer	69,035	*	—
Devin W. Stockfish	842,647	*	—
Kim Williams	53,754	*	86,319
David M. Wold	74,767	*	—
Directors and executive officers as a group (17 persons)	2,226,155	*	403,034

*   *Denotes amount is less than 1 percent*

(1)   *Includes RSUs granted to nonemployee directors that will vest and be payable on May 9, 2026, in shares of the company's common stock, including dividend equivalent units credited to those RSUs through March 17, 2026, as follows: 7,023 shares each to Messrs. Emmert, Monaco, O'Rourke and Selzer and Mses. Piasecki and Williams and 3,999 shares to Mr. Beckwitt.*

(2)   *Includes 247,380 shares for which Ms. Piasecki shares voting and dispositive powers with one or more other persons. Ms. Piasecki disclaims beneficial ownership of these shares.*

(3)   *Amount shown for Ms. Lewis excludes 7,987 shares of common stock that she previously deferred and for which she does not have voting or dispositive power. Ms. Lewis maintains an economic and pecuniary interest in these shares.*

(4)   *Stock equivalent units held as of March 17, 2026, under the Fee Deferral Plan for Directors or under the company's compensation deferral plan for executive officers. The stock equivalent units will be repaid to each director at the end of the deferral period in the form of shares of company common stock and to each executive officer at the end of the deferral period in the form of cash.*

Beneficial Ownership of Owners of More Than 5 Percent of the Company's Common Shares

The following table shows the number of common shares held by persons known to the company as of March 27, 2026, to beneficially own more than 5 percent of its outstanding common shares. Percentages of class have been calculated based upon 721,042,609 shares, which was the total number of common shares outstanding as of March 17, 2026.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (common shares)
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	61,330,907[1]	8.5%
First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, NY 10105	38,070,081[2]	5.28%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	114,970,389[3]	15.95%
Wellington Management Group LLP et al. 280 Congress Street Boston, MA 02210	37,303,173[4]	5.17%

(1) Based on Schedule 13G/A dated July 17, 2025, in which BlackRock, Inc. reported that as of June 30, 2025, it had sole voting power over 57,074,779 shares and sole dispositive power over 61,330,907 shares.

(2) Based on Schedule 13G dated February 4, 2026, in which First Eagle Investment Management, LLC reported that as of December 31, 2025, it had sole voting power over 34,882,133 shares and sole dispositive power over 38,070,081 shares.

(3) Based on Schedule 13G/A dated February 13, 2024, in which The Vanguard Group reported that as of December 29, 2023, it had shared voting power over 890,331 shares, sole dispositive power over 111,987,158 shares and shared dispositive power over 2,983,231 shares. The Vanguard Group filed a Schedule 13G/A on March 27, 2026, reporting that, following an internal realignment, The Vanguard Group, Inc. did not beneficially own any of the company's common shares and that certain of its subsidiaries and/or business divisions of such subsidiaries that formerly had, or were deemed to have had, beneficial ownership with the Vanguard Group, Inc., will report beneficial ownership separately on a disaggregated basis from the Vanguard Group, Inc. The identity of such subsidiaries and/or business divisions of such subsidiaries and the number of common shares beneficially owned by them is not known to the company as of March 27, 2026.

(4) Based on Schedule 13G dated August 12, 2025, in which Wellington Management Group LLP and its subsidiaries Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP reported that as of June 30, 2025, Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP had sole voting power and sole dispositive power over 0 shares, shared voting power over 33,637,739 shares and shared dispositive power over 37,303,173 shares.

Equity Compensation Plan Information

The following table describes, as of December 31, 2025, the number of shares subject to outstanding equity awards under the company's 2022 Long-Term Incentive Plan ("2022 Plan") and 2013 Long-Term Incentive Plan ("2013 Plan"), and the weighted average exercise price of outstanding stock options. The 2022 Plan was approved by shareholders at the 2022 Annual Meeting of Shareholders and replaced the 2013 Plan. Equity awards remain outstanding under the 2013 Plan, but no new awards may be granted under the 2013 Plan. The following table shows the number of shares available for issuance under the 2022 Plan.

	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (Column A)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (Column B)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (Column C)
Equity compensation plans approved by security holders	3,493,000[1]	$23.09[2]	20,071,000
Equity compensation plans not approved by security holders	—	—	—
Total	3,493,000[1]	$23.09[2]	20,071,000

(1) Includes 2,073,000 RSUs and 1,195,000 PSUs.

(2) The weighted-average exercise price is calculated based solely on the exercise price of outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding RSUs and PSUs, which have no exercise price. Including these units, the weighted average price calculation would be $1.49.

Future Shareholder Proposals

We anticipate that our 2027 Annual Meeting of Shareholders will be held on May 14, 2027.

Shareholders who wish to present proposals in accordance with SEC Rule 14a-8 for inclusion in the company's proxy materials to be distributed in connection with our 2027 annual meeting must submit their proposals so they are received by the Corporate Secretary at the company's principal executive offices no later than December 2, 2026. To be in proper form, a shareholder proposal must meet all applicable requirements of SEC Rule 14a-8. Simply submitting a proposal does not guarantee that it will be included.

Our bylaws provide that a shareholder may bring business (other than nominations for the election of directors, which is discussed below) before our annual meeting if it is appropriate for consideration at an annual meeting and is properly presented for consideration. If a shareholder wishes to bring such business at a meeting for consideration under the bylaws rather than under SEC Rule 14a-8, the shareholder must give the Corporate Secretary written notice of the shareholder's intent to do so. The notice must be delivered to the Corporate Secretary not less than 90 days or more than 120 days prior to the first anniversary of the preceding year's annual meeting (no later than February 14, 2027, and no earlier than January 15, 2027). However, if the date of the annual meeting is advanced more than 30 days prior to the first anniversary date of this year's annual meeting or delayed more than 70 days after such anniversary date, then the notice must be received no earlier than 120 days prior to such annual meeting and no later than the close of business on the later of (i) the 70th day prior to the date of such annual meeting or (ii) the 10th day following the day on which public disclosure of the date of the annual meeting was first made by the company. To be in proper form, the notice must include specific information as described in Article II of our bylaws.

A shareholder who wishes to submit a proposal is strongly encouraged to consult independent counsel about our bylaws and SEC requirements. The company reserves the right to, as applicable, reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with our bylaws or SEC or other applicable requirements for submitting a proposal.

Shareholder Recommendations and Nominations of Directors

Subject to the requirements under our bylaws, any shareholder entitled to vote in the election of directors or other matters to be brought before a shareholder meeting may nominate one or more persons for election as directors. Differing procedures apply depending on whether or not a shareholder is nominating a candidate for inclusion in our proxy materials. The following is only a brief summary of the rules and requirements applicable to either of such nominations. In addition, any shareholder may recommend to the Governance and Corporate Responsibility Committee for its consideration a director nominee for election to the board.

Proxy Access Shareholder Nominations

The company's bylaws permit a qualifying shareholder, or a group of up to 20 qualifying shareholders, to nominate directors for election to the board and include their nominations and certain related information in the company's proxy materials. Only shareholders (including a group of up to 20 shareholders) who have owned at least 3 percent of the company's outstanding common stock continuously for at least three years are eligible. A qualifying shareholder or group of shareholders may nominate directors for up to the greater of two director positions or 20 percent of the board. Both the nominating shareholder(s) and the director nominee(s) must satisfy various requirements as specified in our bylaws. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of intent to make a nomination to the Corporate Secretary not less than 120 days or more than 150 days before the first anniversary of the date that the company first sent its proxy statement for the prior year's annual meeting of shareholders (no later than December 2, 2026, and no earlier than November 2, 2026, for the 2027 Annual Meeting of Shareholders); however, if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, notice must be given not earlier than the 150th day and not later than the close of business on the later of (i) the close of business on the 120th day before such annual meeting or (ii) the 10th day following the day on which public disclosure of the date of such meeting is first made.

The requirements and conditions that apply for shareholder nominations to be included in the company's proxy materials can be found in Article II of the bylaws.

Other Shareholder Nominations

The company's bylaws also permit shareholders to nominate director candidates for election to the board without inclusion in the company's proxy materials. The nomination will be effective only if, among other requirements, the shareholder delivers written notice of the shareholder's intent to make a nomination to the Corporate Secretary not less than 90 days or more than 120 days prior to the annual meeting (based our anticipated 2027 annual meeting date, no later than February 13, 2027, and no earlier than January 14, 2027). However, if the company sends notice or publicly discloses the date of the meeting less than 100 days before the date of the annual meeting, the shareholder must deliver the notice to the Corporate Secretary not later than the close of business on the 10th day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first.

The requirements and conditions that apply for shareholder nominations not included in the company's proxy materials can be found in Article III of the bylaws.

Whether a shareholder nomination is included in the company's proxy statement or not, to be in proper form, a shareholder's notice must include specific information concerning the shareholder and the nominee as described in our bylaws and in applicable SEC rules. In addition, to be eligible to be a nominee for director, the nominee must be able to make certain disclosures and representations to, and agreements with, the company, all as set forth and described in our bylaws.

A shareholder who wishes to submit a nomination is strongly encouraged to consult independent counsel about our bylaws and SEC requirements. The company reserves the right to reject, rule out of order or take other appropriate action with respect to any nomination that does not comply with our bylaws or SEC or other applicable requirements for submitting a nomination. Shareholders may request a copy of our bylaws from our Corporate Secretary by writing to the address provided below in *Communicating with the Corporate Secretary*. Our bylaws are also available on our website at investor.weyerhaeuser.com/policies-documents.

In addition to satisfying the requirements under our bylaws with respect to advance notice of any nomination, any shareholder who intends to solicit proxies in support of director nominees other than the company's nominees at the 2027 Annual Meeting of Shareholders must comply with all the requirements of SEC Rule 14a-19.

Communicating with the Corporate Secretary

Notices and other communications relating to items of business to be presented and considered at the annual meeting (shareholder proposals, director nominations and other items of business), as well as communications directed to the Governance and Corporate Responsibility Committee concerning shareholder recommendations of director nominees, are required to be delivered to the Corporate Secretary. Such notices and communications must be sent to Kristy T. Harlan, Senior Vice President, General Counsel and Corporate Secretary, Weyerhaeuser Company, 220 Occidental Avenue South, Seattle, Washington 98104.

Voting Matters

Proxy Information

Shares represented by a properly executed and timely received proxy will be voted in accordance with instructions provided by the shareholder. If a properly executed and timely received proxy contains no specific voting instructions, the shares represented by any such proxy will be voted in accordance with the recommendations of the board of directors.

Shareholders Entitled To Vote

Common shareholders of record at the close of business on the record date of March 17, 2026, are eligible to vote at the annual meeting. On that date, 721,042,609 common shares were outstanding. Each common share entitles the holder to one vote on the items of business to be considered at the annual meeting.

Vote Required for Items of Business

The presence, virtually or by proxy, of holders of a majority of Weyerhaeuser's outstanding common shares is required to constitute a quorum for the transaction of business at the annual meeting. Abstentions and ''broker non-votes'' (explained below) are counted for the purpose of determining the presence or absence of a quorum. Under Washington law and the company's Articles of Incorporation and bylaws, if a quorum is present at the meeting:

- **Item 1** — Each nominee for election as a director will be elected to the board of directors if the votes cast ''for'' such nominee exceed the votes cast ''against'' the nominee

- **Item 2** — The advisory vote to approve the compensation of the Named Executive Officers as disclosed in the proxy statement will be approved if the votes cast ''for'' the proposal exceed the votes cast ''against'' the proposal

- **Item 3** — The vote to ratify the appointment of the independent auditors will be approved if the votes cast ''for'' the proposal exceed the votes cast ''against'' the proposal

Abstentions and Broker Non-Votes

Abstentions, ''broker non-votes'' and failure to cast a vote are not considered ''votes cast'' and will therefore have no effect on the voting outcome of Item 1 (Election of Directors), Item 2 (Advisory Vote to Approve the Compensation of the Named Executive Officers) or Item 3 (Vote to Ratify the Appointment of the Independent Auditors). A ''broker non-vote'' occurs on an item of business when a registered shareholder does not vote its client's shares on the item but votes on another matter presented at the meeting. This typically occurs when the registered shareholder of record, usually a broker, bank or other share custodian (''Share Custodian'') has either voting instructions from its client or discretionary voting authority under NYSE rules to vote on one item of business and not on other items.

Share Custodians do not have discretion to vote on nonroutine items of business unless the beneficial owner of the shares has given explicit voting instructions. Consequently, if you do not give your Share Custodian explicit voting instructions, your shares will not be voted on Items 1 or 2 and your shares will instead be considered ''broker non-votes'' on each such item. Item 3, the ratification of the appointment of the independent auditors, is considered a routine matter and, as such, your Share Custodian is entitled to vote your shares on this proposal in its discretion if you do not provide voting instructions. Shares voted in this manner are considered present at the annual meeting and are therefore counted for purposes of determining whether a quorum has been achieved.

Options for Casting Your Vote

You may vote your common shares in one of several ways, depending upon how you own your shares.

If you are a shareholder of record, you can vote any one of four ways:

- **Vote on the Internet** — Go to www.proxyvote.com and follow the instructions
- **Vote by Phone** — Call 1-800-690-6903 and follow the instructions
- **Vote by Mail** — Complete, sign, date and return your proxy card in the envelope provided with your proxy materials in advance of the meeting
- **Vote at the Virtual Meeting** — You will be able to vote your shares at the virtual meeting

If you are voting by any means *other than* by mailing in your completed proxy card, you will need to have your control number found on your Notice of Internet Availability of Proxy Materials or proxy card.

If you are a beneficial owner of shares held through a Share Custodian, you must follow the voting instructions you receive from the Share Custodian to vote your shares.

Revocation of Proxies

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy at the meeting. A shareholder may revoke a proxy by delivering a signed statement to our Corporate Secretary prior to the virtual annual meeting or by timely executing and delivering, by internet or telephone, another proxy dated as of a later date. You may also revoke a previously issued proxy by voting at the virtual annual meeting.

Other Matters

Proxy Solicitation

Proxies are solicited by the board of directors. All expenses of soliciting proxies will be paid by the company. Proxies may be solicited by directors, officers or employees of the company, but the company will not pay any compensation for such solicitations. Innisfree M&A Incorporated may solicit proxies at a cost that we expect will not exceed $20,000. Solicitations may be made personally or by telephone, mail, messenger, email or other electronic transmission. In addition, the company will reimburse Share Custodians for their expenses related to sending proxy materials to persons for whom they hold shares and obtaining their proxies.

Duplicative Shareholder Mailings

As permitted by SEC rules, we deliver one copy of our Notice of Internet Availability of Proxy Materials, proxy statement or annual report to shareholders sharing the same address unless we have received contrary instructions. This helps us avoid unnecessary and costly duplicate mailings of our proxy materials to shareholders. You can help us avoid these unnecessary costs as follows:

- **Shareholders of Record** — If your shares are registered in your own name and you would like to consent to the delivery of a single Notice of Internet Availability of Proxy Materials, proxy statement or annual report, you may contact our transfer agent, Computershare, by mail at PO Box 43006, Providence, RI 02940-3006, or by telephone at 1-800-561-4405
- **Beneficial Shareholders** — If your shares are held of record by a Share Custodian rather than in your own name, please contact a representative of the holder of record for instructions on how to receive a single Notice of Internet Availability of Proxy Materials, proxy statement or annual report

If you are receiving a single copy of our Notice of Internet Availability of Proxy Materials, proxy statement or annual report and would prefer to receive a separate copy of any of these materials for this annual meeting and future shareholder actions, please notify Computershare using the contact information above if you are a registered shareholder of record, or contact your Share Custodian if you are a beneficial shareholder, and we will deliver a separate copy of any of these documents.

2025 Annual Report to Shareholders and Form 10-K

This proxy statement has been preceded or accompanied by the company's 2025 Annual Report, which also includes a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which includes audited financial statements and other important information about the company. These materials are also available at www.proxyvote.com.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including financial statements, is available on our website at investor.weyerhaeuser.com/sec-filings and on the SEC's website at www.sec.gov. **We will also provide without charge to each person solicited pursuant to this proxy statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (excluding exhibits)**. Requests should be in writing and addressed to the attention of Investor Relations, 220 Occidental Avenue South, Seattle, Washington 98104. Alternatively, you can order a hard copy by visiting our website at investor.weyerhaeuser.com/faq under ''How can I get a copy of the most recent annual report?''.

Other Business

In the event that any matter not described herein is properly presented for a shareholder vote at the annual meeting or any adjournment thereof, the persons named in the form of proxy will vote in accordance with their best judgment. At the time this proxy statement went to press, the company knew of no other matters that might be presented for shareholder action at the annual meeting.

Appendix A

Reconciliation of Non-GAAP Measures to GAAP

Adjusted EBITDA and Adjusted FAD represent financial measures that are calculated other than in accordance with GAAP. These non-GAAP measures should not be considered in isolation from, and are not alternatives to, our results reported in accordance with U.S. GAAP. However, we believe these measures provide meaningful supplemental information to investors about our operating performance and liquidity position, better facilitate period-to-period comparisons and are widely used by analysts, lenders, rating agencies and other interested parties. Our definition of Adjusted EBITDA and Adjusted FAD (set forth below) may be different from similarly titled measures reported by other companies.

We use Adjusted EBITDA to evaluate the company's operating performance. We define Adjusted EBITDA as operating income adjusted for depreciation, depletion, amortization, basis of real estate sold and special items.

The table below reconciles consolidated Adjusted EBITDA to consolidated net earnings, as that is the most directly comparable U.S. GAAP measure.

Dollar Amounts in Millions	2025
Net earnings	$ 324
Interest expense, net of capitalized interest	273
Income taxes	(64)
Net contribution to earnings	$ 533
Non-operating pension and other post-employment benefit costs[1]	220
Interest income and other	(22)
Operating income	$ 731
Depreciation, depletion and amortization	509
Basis of real estate sold	84
Special items included in operating income[2][3][4]	(303)
Adjusted EBITDA	$ 1,021

(1) *Non-operating pension and other post-employment benefit costs includes a pretax special item consisting of a $145 million noncash settlement charge related to the transfer of pension plan assets and liabilities to an insurance company through the purchase of a group annuity contract.*

(2) *Operating income for Timberlands includes pretax special items consisting of a $117 million gain on the sale of Georgia and Alabama timberlands and a $149 million gain on the sale of Oregon timberlands.*

(3) *Operating income for Wood Products includes a pretax special item consisting of a $29 million gain on the sale of our Princeton lumber mill.*

(4) *Operating income for Unallocated Items includes pretax special items consisting of an $18 million noncash environmental remediation charge and a $26 million insurance recovery.*

The table below reconciles Adjusted EBITDA to operating income for our Climate Solutions business. We reconcile Adjusted EBITDA for this business to operating income (rather than net earnings) because we do not allocate interest expense, income taxes and nonoperating pension expense to our business segments.

Dollar Amounts in Millions	2025
Operating income	$102
Depreciation, depletion and amortization	1
Basis of real estate sold	16
Adjusted EBITDA	$119

We use Adjusted FAD to evaluate the company's liquidity. Adjusted FAD, as we define it, is net cash from operations adjusted for capital expenditures and significant nonrecurring items. Adjusted FAD measures cash generated during the period (net of capital expenditures and significant nonrecurring items) that is available for dividends, repurchases of common shares, debt reduction, acquisitions and other discretionary and nondiscretionary capital allocation activities. The table below reconciles consolidated Adjusted FAD to consolidated net cash from operations, as that is the most directly comparable U.S. GAAP measure.

Dollar Amounts in Millions	2025
Net cash from operations	$ 562
Capital expenditures	(474)
Adjustments to FAD	309
Adjusted FAD	$ 397



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